UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT O 1934

For the month of **October 2012**

Commission File Number **000-52324**

OLYMPUS PACIFIC MINERALS INC.
(Translation of registrant's name into English)

Suite 500, 10 King Street East
Toronto, Ontario
M5C 1C3 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SEC
Mail Processing
Section

NOV 14 2012

Washington DC
401

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLYMPUS PACIFIC MINERALS INC.

Date: November 7, 2012

Jeffrey Klam
General Counsel & Corporate Secretary

INDEX TO EXHIBITS

99.1	Annual Report

OLYMPUS
PACIFIC MINERALS INC.



Setting Our Sites On Southeast Asia

ANNUAL REPORT 2012

For the six months ended June 30, 2012


OLYMPUS
PACIFIC MINERALS INC.
RIMULA

Exploration Drilling - Bau Gold Field, Malaysia



Core Sample Analysis - Bau Gold Field, Malaysia



Community Water Project - Bong Mieu Property, Vietnam


China
Laos
Thailand
Capcapo
Gold Field
Phuoc Son
Gold Plant
Bong Mieu
Gold Plant
Philippines
Cambodia
Vietnam
Malaysia
Bau
Gold Field
Indonesia
Australia

Index

CEO's Review

Dear Fellow Shareholder,



We have provided our 2012 annual report earlier than in the past as we have changed our fiscal year to better meet operational demands in an Asian based Group.

The past six months represent the entire reporting period of this "Annual" Report, and they were a tough six months.

In common with other gold mining companies we experienced a drop in the gold price and in the value of gold equities. However, in addition, our planned production in the south deposit at Phuoc Son was interrupted by adverse ground conditions which necessitated remedial support. The effects of these conditions were to reduce tonnage, and hasten development of the lower grade north deposit. This in turn reduced revenue and added costs. On top of that we lost our COO.

Although these occurrences are not unusual in our industry, the impact is generally of a temporary nature. The corrective actions that we took were appropriate to the conditions we found ourselves in and are steadily improving the situation at the mine. At the time of writing, we are confident that operations at the mine are back on track. I am pleased with the attitude displayed by our personnel in overcoming the difficulties.

So where are we now?

- We have a new COO (Darin Lee, ex Freeport & more latterly INMET) & Operations Manager (Dale Burgess, ex Mt Isa & PNG).
- We are making inroads into costs to maximize profit from our production.
- We are setting tonnage mined & mill throughput records.
- We remain cash-flow positive from Vietnam operations.
- Our Vietnam production is still growing.
- Our flagship Bau property is delivering on both resource expansion and feasibility work.
- Metallurgical testwork has already allayed any doubts over recoveries.
- We are progressing well with our work in the Philippines and should during CY2013 be in a position to commence on-ground exploration activities there.

Looking forward, your attention must be on Bau. That's our flagship property.

Located in East Malaysia, Bau is a large and historic goldfield with an established NI 43-101/JORC gold resource (*M&I 913,500 oz Au (17,050,800 tonnes @ 1.67 g/t Au) Inferred 2,108,100 oz Au (50,062,000 tonnes @1.31 g/t Au). We believe it will eventually be much bigger as we continue to follow mineralization significantly deeper than was historically mined and both down-dip (deeper) and further along strike (wider) than in our current resource models.

Currently Olympus controls 83.25% of the project which will increase to 93.55% over the next two years. The Bau Gold Field is currently in full feasibility with an established NI 43-101/JORC resource that's expected to increase in the fourth quarter CY2012 resulting from the Company's current drilling program.

For the past few months our team has been testing metallurgy of the Jugan Hill deposit in the Bau goldfield as part of the feasibility study. The study is due for completion in 2013. Jugan Hill is shaping up to have significant potential; it's one of multiple gold prospects on the property and the first to undergo comprehensive metallurgical testing. We are definitely pleased with the results of phase one. Although it's early days we feel the initial results speak for themselves. A possible 90-98% oxidation recovery rate from solution is as good as anyone might hope for. The test results are a tremendous boon to the Bau project as some people felt the refractory ore complex would hinder development at Jugan Hill. Testing to date suggests that's simply not the case. The results are proving to be industry standard or better, and that both Albion and Pressure Oxidization are viable processes.

Keep your eye on this project. It is of immense importance to the future of our company. Although our Vietnamese operations are more advanced, we are applying the cash generated from them for our expansion of operations at Bau.

Olympus is now truly a country diversified multi-operation company with an increasing asset base in South East Asia. Olympus has consistently increased its production and resources in each of the last four years (even with the recent production hiccup). We have a funnel of projects which continue to progress well and which should increase production, resources and reserves to attain our goal of a mid-tier producer and beyond over the next few years of our development.

As we look to the future, we plan the following key strategies in FY2013:

- increasing our reserves and resources primarily at Bau but also in Vietnam;
- completing our feasibility study at Bau;
- further increasing our holding in the Bau Gold project ultimately reaching 93.55% in January 2014;
- obtaining a mining license at Bong Mieu East in order to commence mining at this deposit;
- delivering higher production at lower cash costs; and
- maximizing profitability of operations.

The Company believes in Corporate Social Responsibility and cares about its employees and the people who live and work in the communities around its mining operations. The Company continues to contribute to the community in many ways. A significant project in the past six months has been our clean water project, consisting of a small dam in the upper reaches of the Dak Sa river, a water treatment plant, and over 18 km of pipe supplying clean water to more than 1,500 people in our local communities. We also provide women's wellness programs, agricultural sustainability programs, academic scholarships, assistance for minority groups, houses for the poor and donations to various sport programs.

We believe the company has valuable assets in its properties and people, and look forward to your continued support.

Yours faithfully,

Signed: *"John A. G. Seton"*

John A. G. Seton
Chief Executive Officer

Olympus Pacific Minerals Inc.

Management Discussion and Analysis

As at September 28, 2012

The following Management Discussion and Analysis ("MD&A"), which has been prepared for the six-month transitional fiscal year ended June 30, 2012, of the financial results of Olympus Pacific Minerals Inc. ("Olympus", "we", "our" or the "Company") for the six-month transitional fiscal year ended June 30, 2012 should be read in conjunction with the audited consolidated financial statements and related notes that follow, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion covers the six-month transitional fiscal year ended June 30, 2012 and the subsequent period to September 28, 2012. Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company's web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the Australian Securities Exchange under the symbol OYM and trades on the OTCQX in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States ("US") dollars unless otherwise indicated.



Core Sample Analysis - Bau Gold Field, Malaysia

Highlights

- Developed the Bai Go mine to the point that it went into commercial production from early July 2012.
- Progressed exploration activities at Phuoc Son, Capcapo and Bau gold projects.
- Engaged in discussions with Central Vietnamese Government officials to obtain certainty of licensing upon acceptable fiscal terms.
- Engaged positively with local banks in Vietnam on directly funding projects from within the Country.


JOHN SETON

John Seton (CEO), Kevin Tomlinson (Director) and Rod Murfitt (Exploration Manager)
Bong Mieu Property, Vietnam

Company Background

Olympus Pacific Minerals Inc. is a Canadian company with international operations involved in the exploration, development and mining of mineral properties in Southeast Asia, with a focus in Vietnam, Malaysia and the Philippines. The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines and processing facilities to be operated in Vietnam since the 1940s. The management team is strongly committed to Olympus' vision of making major discoveries in the region and increasing shareholder value. The Company focuses its activities on four multi-project properties, two located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property, one located in Malaysia - the Bau Gold project, and one located in the Northern Philippines - the Capcapo Gold/Copper property.

Southeast Asia Regional Map


Phu Bia
Chatree
Sepon
THAILAND
Phuoc Son
Production Plant
Bong Mieu
Production Plant
Tien Thuan
Goldfield
CAMBODIA
VIETNAM
Ho Chi Minh City
(Saigon)
South China Sea
Penjom
Kuala Lumpur
Singapore
Mangani District
Rawas
Lebong Tandai
Way Linggo/Semung
Citotok District
Ponkor
INDONESIA
EAST MALAYSIA
Kuching
Bau
Goldfield
Ria
Mirah
Gunung Mas
Mt Muro
Kelian
Muyup
Mamut
Capcapo
Goldfield
Philex
Lepanto
PHILIPPINES
Manila
Rapu-rapu
Masbate
Atlas
Placer
Bulawan
Hinoba-an
Boyongan
Kingking
Tampakan
Toka Tindung
Tombulilato
District
North Lanut
Gosowong
Awak Mas
Olympus Property
Gold/Copper Mine
Capital City
N
W
E
S

Structure Chart of the Company and its Subsidiaries

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:



Olympus Pacific Minerals Inc. (Incorporated in Canada)
100 %
Kadabra Mining Corp. (Incorporated in The Philippines)
Parnell Cracroft Ltd (Incorporated in the British Virgin Islands)
Olympus Pacific Minerals Vietnam Ltd (Incorporated in Vietnam)
OYM NZ Ltd (Incorporated in New Zealand)
100 %
Olympus Pacific Minerals Labuan Ltd (Incorporated in Labuan, Malaysia)
100 %
100 %
100 %
100 %
100 %
91 %
Formwell Holdings Limited (Incorporated in the British Virgin Islands)
New Vietnam Mining Corp. (Incorporated in the British Virgin Islands)
GR Enmore Pty Ltd (Incorporated in Australia)
Olympus Pacific Minerals Singapore Pte. Ltd. (Incorporated in Singapore)
KS Mining Ltd (Incorporated in Samoa)
Bau Mining Co Ltd (Incorporated in Samoa)
100 %
75 %
55 %
33.2 %
Bong Mieu Holdings Ltd (Inc. in Thailand)
85%
Binh Dinh NZ Gold Co Ltd (Incorporated in Vietnam)
North Borneo Gold Sdn Bhd (Incorporated in Malaysia)
80 %
Bong Mieu Gold Mining Company Limited (Incorporated in Vietnam)
Phuoc Son Gold Company Limited (Incorporated in Vietnam)

Bong Mieu Gold Project (80%) - Vietnam

Bong Mieu hosts the following producing gold mines: Bong Mieu Central (VN220) which contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006 and Bong Mieu Underground (VN230), in commercial production since the second quarter of 2009. Bong Mieu also hosts other target exploration sites including Bong Mieu East (VN240) and a number of other surface showings. It is being actively explored for additional resources.

Phuoc Son Gold Project (85%) - Vietnam

Phuoc Son hosts the high-grade gold deposit (Dak Sa). The Bai Dat Underground mine (VN320) at Dak Sa contains proven and probable reserves and was brought into commercial production on October 1, 2009. Phuoc Son ore was temporarily processed at the Bong Mieu plant until December 31, 2010. The new Phuoc Son plant was commissioned in June 2011 and has been commercially producing from July 1, 2011. The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (83.25%) – Malaysia

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km^2 of the most highly prospective ground within the historic Bau Gold Project in Sarawak, East Malaysia. The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company's effective interest to 93.55 percent.

Capcapo Gold Property - Philippines

Olympus, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws, upon completing specified expenditures on the property. The Company entered into a formal joint venture operating agreement with its partner on September 30, 2011.

Binh Dinh NZ Gold Company – Tien Thuan Gold Project (75%) – Vietnam

The Tien Thuan Gold Project covers about 100 km^2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition. Quartz veins extend over 15 km of strike. Two discrete intrusive complexes featuring vein and disseminated molybdenum mineralization have been discovered. Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits. Exploration is in progress.

GR Enmore Gold Project - New South Wales, Australia

The Enmore Gold Project covers approximately 325 km^2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in one exploration license covering 158.76 km^2 and is earning an 80 percent interest in two exploration licenses covering 35.28 km^2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Company Strategy

The Company's goals for its 2013 fiscal year, in line with its strategy, are focused on the following:

- Determine through exploration and feasibility studies economically minable targets for the coming years on our key properties.
- Work with local and central government on obtaining mining and investment licenses under commercially acceptable terms.
- Commence cemented aggregate fill program at Bai Go to increase overall mine efficiency.
- Review cost structures at all operations to ensure overall cost per ounce remains low.
- Work with local and central Government in reducing royalty and tax rates in line with other Vietnamese enterprises.

Specific goals and the 2013 fiscal year outlook for each of the operating subsidiaries are discussed in the operations sections in this MD&A.

The Business Environment

Six critical business factors impact the Company's performance:

1. Mineral Reserves and Resources

Our mineral reserves and resources are the foundation of the Company's business. They have a direct impact on feasibility and scoping studies and the value of our Company. Our mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the Company's financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project. The price of gold may also have a bearing on the Company's ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in the jurisdictions in which it operates, the Company must comply with all applicable local regulations and laws relating to the establishment or creation of an entity authorized to conduct business in the local jurisdiction and the obtaining of all required permits, licenses and certificates. Without complying with all applicable laws and regulations, the Company could not conduct its activities. For more information on licenses, please refer to the key license schedule on page 15.

4. Cost Changes

A changing cost and taxation environment has a direct impact on financial results of the Company. It also impacts the results of feasibility studies making a project more or less attractive to develop in the future. For example, the Vietnamese government, as recently as 2010, increased royalties on gold production. In addition, capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates

Company revenue is exclusively denominated in US dollars, but because the Company operates in Southeast Asia, costs are in several different currencies. The Company is most affected by changes in the exchange rates among the Canadian dollar, US dollar, Australian dollar, Malaysian ringgit, the Vietnamese dong and the Philippines peso. As the Company's cash is mostly held in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company's success. During the 2013 fiscal year, the Company will continue to enhance its Human Resource Management in terms of: teamwork; employment relations; organization design and development; the transferring of skills from expatriate employees to appropriately trained local employees; talent acquisition; and the retention, training and development of key people to maximize their contribution to the achievement of the Company's goals.

Global Reserves & Resources

The Company's estimated Global Reserves and Resources as at June 30, 2012 are summarized in the table below (shown after depletion by mining production up to the end of the period). Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company's filings at www.sedar.com.

RESERVES		As at June 30, 2012			As at December 31, 2011		
Property	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)							
NI43-101	Proven	0	-	0	0	-	0
	Probable	109,312	2.04	7,169	133,547	2.17	9,333
	Total P&P	109,312	2.04	7,169	133,547	2.17	9,333
Phuoc Son Gold Property (2)							
NI43-101	Proven	170,481	6.97	38,182	180,313	4.88	28,303
	Probable	557,068	5.78	103,512	567,635	5.83	106,377
	Total P&P	727,549	6.06	141,694	747,948	5.60	134,680

RESOURCES		As at June 30, 2012			As at December 31, 2011		
(Measured & Indicated Resources Include Proven and Probable Reserves)							
Property	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (3)							
NI43-101	Measured	1,037,660	1.95	65,038	1,037,660	1.95	65,038
	Indicated	2,494,970	1.47	117,585	2,519,205	1.48	119,750
	Total M&I	3,532,630	1.61	182,839	3,556,865	1.62	184,788
	Inferred	4,951,920	1.39	221,306	4,951,920	1.39	221,306
Ancillary Metal Credits (See Note 7 Below)	Measured			37,908			37,908
	Indicated	69,793					69,793
	Total M&I credits			107,701			107,701
	Inferred			97,779			97,779
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792
Phuoc Son Gold Property (4)							
NI43-101	Measured	118,731	9.26	35,354	111,273	8.17	29,214
	Indicated	418,463	9.12	122,654	429,030	9.15	126,276
	Total M&I	537,194	9.15	158,008	540,303	8.95	155,490
	Inferred	2,448,797	5.96	469,384	2,466,256	6.01	476,206
Tien Thuan Gold Property (5)							
NI43-101	n/a	Not disclosed - See Note (5) below.			Not disclosed - See Note (5) below.		
Bau Gold Property (6)							
NI43-101	Measured	3,425,000	1	158,500	0	-	0
	Indicated	13,633,000	1.72	755,000	10,963,000	1.60	563,900
	Total M&I	17,058,000	1.67	913,500	10,963,000	1.60	563,900
	Inferred	50,062,000	1.31	2,108,100	35,808,000	1.64	1,888,500

Global Totals:		As at June 30, 2012			As at December 31, 2011		
	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
RESERVES							
NI43-101	Proven	170,481	6.97	38,182	180,313	4.88	28,303
	Probable	666,380	5.17	110,680	701,182	5.13	115,711
	Total P&P	836,861	5.53	148,863	881,495	5.08	144,014
RESOURCES							
NI43-101	Measured	4,581,391	2.01	296,800	1,148,933	3.58	132,160
	Indicated	16,546,433	2.00	1,065,033	13,911,235	1.97	879,719
	Total M&I	21,127,824	2.00	1,361,832	15,060,168	2.09	1,011,879
	Inferred	57,462,717	1.57	2,896,570	43,226,176	1.93	2,683,792
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

Notes to global reserves and resources table

1 - Bong Mieu Reserve Estimate

Bong Mieu reserves were estimated by Olympus in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIMM") definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates ("TMC/SA") in March 2009. A copy of the TMC/SA technical report entitled "Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam", dated April, 2009 can be found in the Company's filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2012 are as noted below:

1.1 - Ho Gan Deposit

Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during the quarter ended June 30, 2012. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during the quarter ended June 30, 2012 from the reserve remaining at the quarter ended March 31, 2012. The tonnage mined during the quarter ended June 30, 2012 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 - Ho Ray-Thac Trang Deposit

No reserves have yet been estimated.

1.3 - Nui Kem Deposit

No reserves have yet been estimated.

2 - Phuoc Son (Dak Sa) Reserve Estimate

Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TMC/SA report entitled "Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam" (March 2008), is within the Company's filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2012 are as noted below:

2.1 - Bai Dat Sector

During the quarter ended June 30, 2012, mining of Bai Dat deposit continued down to sub-level 6. No new reserves were developed during the quarter ended June 30, 2012. Accordingly, the remaining reserves were determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 - Bai Go Sector

During the quarter ended June 30, 2012, development ore was mined from the Bai Go ore body. No new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go quarter ended June 30, 2012 reserve was determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 reserve. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The March 2008 reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 80.00 g/t Au.

3 - Bong Mieu Resource Estimate

Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and CIMM definitions & standards) and independently audited/updated by Watts Griffis and McOuat ("WGM") ("A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam") in September 2004, by TMC/SA ("Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam") in August 2007 and by TMC/SA ("Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam") in April 2009. Copies of these reports can be found within the Company's filings at www.sedar.com. Deposit notes and resource impairments as at June 30, 2012 are as noted below:

3.1 - Bong Mieu Central (Ho Gan) Deposit

During the quarter ended June 30, 2012, mining was conducted, but no new (NI 43-101 status) resources were estimated. The quarter ended June 30, 2012 resource was therefore estimated by deducting the tonnage mined from the resource model during the quarter ended June 30, 2012 from the resource remaining at end of the quarter ended March 31, 2012. Mining conducted outside of the resource model is excluded from this calculation.

3.2 - Bong Mieu East (Ho Ray-Thac Trang) Deposit

During the quarter ended June 30, 2012, no mining was conducted. An internal (NI 43-101/CIMM status) block model resource estimate (Bong Mieu-East Mineral Resource Update, March, 2011) is the basis for the quarter ended June 30, 2012 resource statement. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits.

3.3 - Bong Mieu South (Nui Kem) Deposit

The Nui Kem underground resource is an Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd ("CRM") in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as an historical resource.

During the quarter ended June 30, 2012, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared, which will allow an application for an extended mining license.

4 - Phuoc Son (Dak Sa) Resource Estimate

Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently reviewed by TMC/SA in a technical report entitled "Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam", dated March 2008, copy of which can be found in the Company's filings at www.sedar.com. A prior independent review (by WGM) entitled "A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam", dated January 30, 2004 can also be found in the Company's filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and resource impairments as at June 30, 2012 are as noted below:

4.1 - Dak Sa South (Bai Dat) Deposit

During the quarter ended June 30, 2012, mining of the Bai Dat deposit continued, but no additional (NI 43-101 status) resources were defined. Accordingly, the quarter ended June 30, 2012 resource (which includes reserves) was determined by deducting the quarter ended June 30, 2012 mining depletion from the resource remaining at end of the quarter ended March 31, 2012. The Dak Sa South estimate (refer above) employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 - Dak Sa North (Bai Go) Deposit

During the quarter ended June 30, 2012, underground access to the Bai Go ore body was developed and mining commenced. No new (NI 43-101 status) resources were developed. Accordingly, the Bai Go quarter ended June 30, 2012 resource was determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 resource. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lower grade cutoff.

5 - Tien Thuan Resource Estimate

No Tien Thuan resource is disclosed as of the quarter ended June 30, 2012 because no NI 43-101 status resource estimate has yet been made. An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI 43-101 compliant.

6 - Bau Resource Estimate

No mining was conducted at the Bau Gold Project during the quarter ended June 30, 2012. Current Bau resources are pursuant to an estimate conducted by TMC/SA, dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00 g/t Au respectively for near surface (open-pit) and deeper (under-ground) deposits. Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit. This estimate supersedes an earlier estimate by the same consultants dated June 15, 2010.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd ("ACL") of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and CIMM definitions & standards. A copy of the 2010 TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company's filings at www.sedar.com.

Ongoing Bau project resource drilling is expected to enable a further resource update later in 2012.

7 - Ancillary Metals

The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/ounce. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the quarter ended June 30, 2012 estimate because they are of insignificant value or uneconomic to recover.

8 - SEC Note

The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with NI 43-101. The standards used by the United States Securities and Exchange Commission's ("SEC") are included in Industry Guide No. 7. The definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by US companies.

CAUTIONARY NOTE TO US INVESTORS
CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term "measured and indicated resources". We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO US INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term "inferred resources". We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. "Inferred resources" have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Key Licenses

The following is a summary of key license areas as at June 30, 2012.

Company	Licenses Granted-Area	Renewal License Applications-Area	New License Applications Area
Bong Mieu Gold Mining Company			
Investment Certificate	3,000.0 Ha	-	-
Exploration Licenses	-	1,850.0 Ha	-
Mining Licenses	358.0 Ha	-	-
Phuoc Son Gold Company			
Investment Certificate	7,000.0 Ha	-	-
Exploration Licenses	-	2,800.0 Ha*	
Mining Licenses	7.95 Ha		
North Borneo Gold			
Mining Licenses	799.9 Ha	48.2 Ha	651.7 Ha
Mining Certificates	1,694.9 Ha	12,150.0 Ha	-
Exploration Prospecting Licenses	-	28,715.5 Ha	2,031.0 Ha
General Prospecting Licenses	-	35,808.4 Ha	77,500.0 Ha
Binh Dinh NZ Gold Company			
Investment Certificate	6,480.0 Ha	-	-

*A new license application has been submitted for renewal of the license area.

Production Plant Output Results

Results from the Plants:

	Bong Mieu	Phuoc Son	Total
Six months ended June 30, 2012			
Gold sales (US$) (*)	9,505,983	25,046,282	34,552,265
Cost of sales (US$) (**)	7,995,494	7,468,668	15,464,162
Amortisation (US$) (**)	3,734,675	8,058,260	11,792,935
Royalties (US$)	305,316	3,959,557	4,264,873
Cash operating cost per ounce (US$)	1,403	497	747
Ounces sold (*)	5,698	15,013	20,711
Tonnes of ore milled	79,846	63,812	143,658
Grade (g/t Au)	3.19	7.47	5.06
Mill recoveries (percent)	74	93	87
Gold produced (ounces)	6,061	14,301	20,362
Year ended December 31, 2011			
Gold sales (US$)	15,839,981	32,136,649	47,976,630
Cost of sales (US$)	11,806,471	9,100,413	20,906,884
Amortisation (US$)	3,785,709	9,391,203	13,176,912
Royalties (US$)	524,118	5,869,085	6,393,203
Toll treatment charged to Phuoc Son (US$)	(17,756)	17,756	-
Cash operating cost per ounce (US$)	1,202	469	715
Ounces sold	9,826	19,423	29,249
Tonnes of ore milled	148,753	87,528	236,281
Grade (g/t Au)	3.69	11.45	6.57
Mill recoveries (percent)	74	92	87
Gold produced (ounces)	13,142	29,726	42,868
Year ended December 31, 2010			
Gold sales (US$)	9,211,851	26,774,162	35,986,013
Cost of sales (US$)	3,920,171	9,203,413	13,123,584
Amortisation (US$)	4,999,430	4,110,876	9,110,306
Royalties (US$)	283,431	4,512,504	4,795,935
Toll treatment charged to Phuoc Son (US$)	(4,675,106)	4,675,106	-
Cash operating cost per ounce (US$)	531	422	450
Ounces sold	7,383	21,803	29,186
Tonnes of ore milled	63,663	75,116	138,779
Grade (g/t Au)	4.94	13.08	9.35
Mill recoveries (percent)	70	82	80
Gold produced (ounces)	7,035	26,199	33,234

* Excludes 3,279 ounces from Bai Go, for which sales revenue has been capitalized to project development, as the project is still in development phase at June 30, 2102. Gold sale capitalization during the period ended June 30, 2012 totaled $5,368,535 from the Bai Go project

** Excludes Bai Go cost of sales and amortization for the period ended June 30, 2012, during which stage the project was still in development phase (sales and costs capitalized to project development)

Production as planned is lower in the first half of the 2012 calendar year.

Costs of mining and milling increased at each mine site with additional development undertaken and lower grades. In addition in the current period the effects of a new environmental tax levied on tonnes mined in Vietnam also had an impact on cash costs per ounce. At Bong Mieu the grade mined at Ho Gan Underground became sub-economic so, that deposit was closed in mid August 2012. It is expected that there will be a minimum average grade of 4 g/t Au at Bong Mieu and 6 g/t at Phuoc Son for the 2013 fiscal year. Management is of a view that there are operational changes that will reduce cash cost per ounce and this is a key focus for the management team.

Financial Performance

A total of 20,711 ounces of gold were sold for proceeds of $34,552,265 during the financial year ended June 30, 2012 (6 months). The average realized gold price for the six-month period was $1,668 per ounce.

Results of our Exploration, Development, and Production Activities

Bong Mieu Gold Mining Company Limited

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts the producing Bong Mieu Central (VN220) and Underground (VN230) gold mines. The Bong Mieu Central Gold Mine (VN220) contains proven and probable reserves and has been in commercial production since 2006. The Bong Mieu Underground Deposit (VN230) is located one kilometer from the Bong Mieu Central Gold Mine (VN220). The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed. It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade. Exploration to date has demonstrated additional geological potential in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings requiring further work and evaluation. The Company intends to dedicate further exploration efforts towards defining and expanding the resource.

Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited ("BM"), a joint venture enterprise incorporated in Vietnam, which has surface rights to the Bong Mieu Gold Property. The other 20 percent of BM is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements. Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from Bong Mieu.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Net deferred exploration and development as at June 30/December 31	6,145,341	16,485,035	13,291,609
Property, plant, and equipment as at June 30/December 31	1,531,538	4,094,731	5,708,957
Spending on exploration and development activities	1,368,621	4,454,018	4,689,381
Expenditure on property, plant, and equipment*	634,918	926,252	1,282,332

* This includes advances on property, plant and equipment

Reserves and Resources

Please refer to page 11 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates as at June 30, 2012.

Exploration

Bong Mieu General Exploration (VN210)

The Company is providing industry assistance for a three-year research project entitled "Ore Deposits of SE Asia" and participation in the project is ongoing. This project is run by the University of Tasmania ("UTAS") Centre of Excellence in Ore Deposit (CODES) in which mineral industry sponsors help to fund the research. The Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company.

It is estimated that the potential for Bong Mieu resource expansion is of significant potential.

Ho Gan-South Underground (VN250)

This is the southern extension of the Ho Gan open-pit, where the ore zone plunges southerly into steeply rising terrain, beyond open-pit stripping limits. Because exploration drilling within this area has to date been sparse, the Ho Gan-South ore zone lies entirely external to the JORC/NI 43-101 resource wireframe. Accordingly, resources within Ho Gan-South are not represented in the reserve/resource table.

Nui Kem Exploration (VN230)

Underground exploration and production from the recently discovered Nui Kem upper vein continues. Although both upper and main veins pinch and swell, good grades over widths of up to several meters continue to be encountered on both east and west headings. The Nui Kem ore body is possibly coextensive with the Ho Gan-South ore body. If so, the overall mineralization strike length is in the order of 3 km. It is noted however that production grades are significantly less than the in-situ grades. This is likely attributable to mining dilution during development.

Nui Kem production to date has been largely external to the historic JORC resource estimate (CRM, 1993), which therefore remains largely intact.

Exploration of the 3 km long Nui Kem stacked vein system however is currently at an early stage and additional unexplored potential lies in at least three other stacked veins above the two that have been mined to date. Specification of an integrated surface and underground exploration program is accordingly in progress to supersede the 1993 CRM estimate and generate current JORC/NI 43-101 resources and reserves. As noted above, this program will also cover the Ho Gan-South ore body.

Bong Mieu East Exploration (VN240)

The open-ended Ho Ray-Thac Trang mineralization zone has been subdivided into two sequential mining stages:

Stage 1: Ho Ray (2Mt resource block). The reserve report was approved by the National Council for Mineral Resource Evaluation ("NCMRE") on June 1, 2012 (Decision No 855/QD-HDTLKS) and has since been archived with General Department of Geology and Mining ("GDGM"). Under Vietnam mining regulations, a Mining License Application ("MLA") must be lodged with GDGM within six months of the reserve approval date, or else the resource will be forfeited to National Mineral Resource Inventory ("NMRI"). To date, mine planning and Environmental Impact Assessment ("EIA") documentation in support of a MLA have been partially completed.

Stage 2: Incremental pit expansion to include the balance of Ho Ray, plus Thac Trang.

Both stages are wholly contingent upon renewal of the Bong Mieu Investment Certificate, under acceptable terms and conditions.

Beyond the currently estimated JORC/NI 43-101 resources, there is significant exploration potential for further resource expansion within this area. Exploration of these zones is at early stage and is not currently proposed.

Production and Operating Statistical Results

Bong Mieu Process Plant

Ho Gan and Nui Kem accounted for 33% and 67% of the 3,290 ounces of total gold production, respectively.

The Bong Mieu plant upgrade project construction is largely completed. The milling process is currently achieving project objectives of higher metal recoveries and significant reduction in reagent consumption.

Bong Mieu Central (VN220 & VN250)

Ore mined from the Ho Gan underground operation and open pit was 11,813 tonnes at 3.38 g/t Au and 2,344 tonnes at 2.87 g/t Au, respectively for the quarter ended June 30, 2012.

Ho Gan open pit has now been mined out with operations ceasing in April 2012.

In August 2012 management determined that Ho Gan underground operations were no longer profitably contributing, as the grade had dropped to approx 2 g/t Au and operating costs in this project at that grade no longer made continued production economic. The mine was closed effective August 16, 2012 with it being flooded and secured to allow future access if economic circumstances change. Equipment has been deployed to other sites within Vietnam and staffing reassigned.

Bong Mieu Underground (VN230)

Total ore mined in the quarter ended June 30, 2012 was 19,838 tonnes at 4.76 g/t Au. The tonnage and grade is 49% and 19% above last quarter's figures, respectively. Total capital development is 391 meters. Operations are focusing on the establishment of the upper vein of Nui Kem which was identified by drilling late 2011.

Higher than expected costs at Nui Kem, that are now forecast to continue, prompted management to assess indicators of impairment related to the project and its associated assets. Management used a discounted cash flow model to calculate the recoverable amount. This resulted in an impairment charge of $11,534,659 to the Nui Kem project and its associated assets, allocated $2,468,000 to property, plant and equipment, and $9,066,659 to deferred development expenditure.

Outlook to June 30, 2013

- Continue to explore and develop the Nui Kem upper vein.
- Determine through exploration and feasibility studies economically minable targets for the coming years.
- Restructure operations to ensure cost effective operations are achieved.
- Work with local and central government on obtaining replacement or new mining and investment licenses on commercially acceptable terms.

Phuoc Son Gold Company Limited

Background

Phuoc Son Gold property covers 70 km^2 and is located in the western highlands of Quang Nam Province in Central Vietnam, 74 km away from the Bong Mieu Gold property. The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009. The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation ("NVMC"), holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, NVMC entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC") with Minco holding the remaining 15 percent. PSGC has an investment certificate on the Phuoc Son property. Joint venture profits are to be shared in proportion to ownership once funding requirements are met. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from Phuoc Son.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Phuoc Son property:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Net deferred exploration and development as at June 30/December 31	14,459,318	15,024,934	15,630,107
Property, plant, and equipment as at June 30/December 31	27,098,950	28,386,522	21,819,427
Spending on exploration and development activities	3,423,955	5,826,577	4,099,686
Expenditure on property, plant, and equipment*	774,741	8,832,610	19,955,625

* This includes advances on property, plant and equipment

Reserves and Resources

Exploration work to date has defined the "productive" Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open along strike and down dip.

Please refer to page 11 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at June 30, 2012.

Exploration

As at June 30, 2012 management recognized an impairment charge at Phuoc Son which relates to exploration costs incurred within the core area of the Song Thanh Natural Reserve, which the Company no longer intends exploring or ultimately mining in future due to access issues surrounding reserve areas in Vietnam.

Bai Go Exploration (VN330)

In-fill drilling in the area immediately north of the Bai Go deposit commenced on October 14, 2011, with the objective of upgrading about 0.5 million ounces of inferred resource for conversion into mining reserves. Drilling was suspended effective April 7, 2012, after completion of 2,952.07 meters in 23 holes pending review.

A review of partial results obtained up until March 2012 indicates that the delineation of potentially mineable zones will entail increasing the drilling density to about 25 meters average spacing. Most of the thick intercepts obtained to date are within veins QTZ2 and QTZ3, within narrow WNW-ESE trending shoots that remain open down-dip to the west.

In view of the westerly increasing depth to the veins, underground exploration may be the preferred option for ongoing detailed resource definition and upgrade to mining reserves.

Production and Operating Results

Phuoc Son Process Plant

The plant milled 34,451 tonnes at 5.04 g/t Au, with 92% gold extraction efficiency. Fifty-five percent of the 4,549 ounces produced during the quarter ended June 30, 2012 is from Bai Go.

Bai Dat (VN320)

Total ore mined from Bai Dat for the quarter ended June 30, 2012 was 10,928 tonnes at 6.66 g/t Au. The total development advance was 391 meters. The decrease in production compared to the previous quarter is due to abnormal ground conditions experienced at level 4, preventing access to two ore blocks until late May 2012. Ground support and stabilization activities are ongoing in two areas of the mine to ensure good ventilation and continued access. This caused significant interruption to cash flow generated from the Bai Dat mine.

Construction of a new warehouse and chemical storage extension at Bai Dat, and civil works for a mine maintenance bay are completed. An overhead crane will be installed during the quarter ended March 31, 2013.

Bai Go (VN330)

Total ore mined at Bai Go for the quarter ended June 30, 2012 was 22,013 tonnes at 4.07 g/t Au. The source of the ore was from primary development. Total development advance was 1,137 meters, significantly higher than the previous quarter. Current exposure indicates that the wide vein (>15 meters) intercepted at level 2 extends over 80 meters along strike and over 20 meters down dip. Development, in terms of ramps, has commenced to access the upper and lower horizons of the vein and have in July 2012 already reached their target elevations. A drilling contractor commenced working at Bai Go level 3 on June 11, 2012 to help in improving the overall efficiency of the mine.

Development at Bai Go was accelerated as a result of the abnormal ground conditions at Bai Dat, however the extent of development meant the project did not go into commercial production until the beginning of July 2012.

The mine planning team has determined that, due to lower grade at Bai Go compared with Bai Dat, a cemented aggregate fill program will be the most appropriate form of mining at Bai Go instead of the room and pillar method employed elsewhere on the property. The move to this method is underway with cemented aggregate fill to commence towards the end of September 2012. Management anticipates that this change will increase throughput and reduce the overall costs of mining. Additional benefits associated with this change is the establishment of long term global geotec support.

Completed civil works during the quarter ended June 30, 2012 in Bai Go are construction of settling pond and mobile equipment wash bay at the level 2 portal, and run-of-mine pad at the level 1 portal.

Licensing

The new Phuoc Son mining license was signed on April 25, 2012 for a term of 5 years over an area of 7.95 hectares. Application for the new/renewed exploration license is still ongoing (please refer to page 15 for a summary of licenses as at June 30, 2012).

Outlook to June 30, 2013

- Commence cemented aggregate fill program at Bai Go to increase overall mine efficiency.
- Review cost structures to ensure overall cost per ounce remains low.
- Work with local and central Government in reducing royalty and tax rates in line with other Vietnamese enterprises.
- Recommence exploration drilling to delineate further mining reserves on the property.

North Borneo Gold Sdn Bhd

Bau Gold Project (MY110)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km^2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million ounces of gold including recorded production of 1.5 million ounces of gold. Regional analogy with goldfields across the border in Kalimantan Province, Indonesia suggests significantly greater remaining potential.

The Company has agreed to acquire a further 10.3 percent interest, in addition to the 12.5 percent acquired during the third quarter of 2010, 12.5 percent acquired during the fourth quarter of 2010, 5.48 percent acquired during the second quarter of 2011, and 2.72 percent acquired in January 2012, from the local Malaysian joint venture partner to be settled in tranches with final completion on January 21, 2014. As a result the joint venture agreement has been revised to deal with a number of operational and governance matters.

The central goldfield area has been the principal focus of exploration since commencement of the joint venture in November 2006. An independent consultant commissioned by Zedex Minerals Limited established a JORC status gold resource of 1.612 million ounces in three near-surface deposits (Jugan Hill, Pejiru and Sirenggok), and in auriferous tailings at the historic Bukit Young Goldmine Sdn Bhd ("BYG") open pit. Olympus subsequently commissioned an independent consultant during the first half of 2010 to undertake a NI 43-101 compliant re-estimation of these resources including deposit extensions and adjacent zones. This 2010 estimate established a JORC/NI 43-101 compliant gold resource of 563,900 ounces measured and indicated and 1,888,500 ounces inferred. Potential for substantial additional gold resource has also been estimated (by an independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones.

The 2010 estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, while the upper cutoff ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 g/t Au and 3.3 g/t Au respectively. The update indicated an approximate 52 percent gold resource increase at Bau, of which the increase is mainly within indicated and inferred categories.

The Bau resource comprises multiple deposits, all of which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling program, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. A new resource estimate was announced during March 2012. The update indicated an approximate 23 percent gold resource increase at Bau, from 563,900 ounces to 913,500 ounces measured and indicated and from 1,888,500 ounces to 2,108,100 ounces inferred. Additionally, there has been an upgrade of 349,600 ounces of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

The Company moved the Bau project into a feasibility study, with the objective of achieving a favorable development decision targeting stage one production of at least 100,000 ounces of gold per annum commencing in 2015. Exploration, mining, metallurgical and environmental studies are now in progress to further expand the resource base, determine the best development route and optimize the opportunities involved in developing multiple deposits in a sequential manner. Key development objectives include an upgrade of the resource categories in connection with the mining feasibility study. Key exploration objectives are to geologically, geophysically and geochemically define new targets for prioritized drilling.

Bau General

As at June 30, 2012, total year-to-date drilling was 8,812 meters of resource drilling in 33 holes and 502.8 meters of metallurgical drilling in 6 holes (all at Jugan Hill).

Total Bau Project drilling (since inception) to June 30, 2012 was 35,501 meters.

During the 12 months ending June 30, 2013, a further 4,000 meters of exploration drilling (in 12 holes) has been planned.

Jugan Hill (MY140)

Ongoing resource (in-fill and step-out) drilling is continuing to broaden the Jugan Hill deposit boundaries and upgrade the resource categories.

The Jugan Hill/Carlin comparison continues to be considered valid (similar host rock geological setting, mineralization age and pathfinder geochemistry) (eg: Arsenic, Mercury, Barium, Tungsten, Thallium).

A definitive C-horizon soil geochemical survey is now in progress. This comprises a close-spaced (25 meters) grid survey over the Jugan Hill deposit, coupled with extensive (sector-wide) peripheral C-horizon ridge and spur sampling at 50 meter sample interval. Comprehensive ICP multi-element assay (31 elements) and HyChip sampling will be conducted over both phases. This program will likely run throughout the quarter ended June 30, 2012. It is expected that the results will reveal gold and pathfinder element anomalies and also surface alteration patterns (dickite, kaolinite, illite, sericite, montmorillonite, alunite, Fe oxides etc) related to underlying mineralization zones.

Contract preparation and contractor selection for the proposed Jugan Hill IP survey is now in final stages. Final survey geometry will be specified after receipt of the geochemical survey results. Since preparatory line cutting and related tasks will likely entail about two months, the IP survey will not be ready to commence before October 2012.

Pejiru (MY145)

Preliminary remote sensing analysis has identified prospective target areas. These all require further field work prior to drill target specification.

Any such field work will entail prior discussions with local Kampongs, local government officials and community leaders and negotiation of access agreements with landowners.

The following table provides key information for the Bau property:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Net deferred exploration and development as at June 30/December 31	10,663,853	7,526,402	2,267,174
Property, plant, and equipment as at June 30/December 31	139,248	99,954	51,484
Spending on exploration and development activities	3,137,451	5,537,081	2,551,343
Expenditure on property, plant, and equipment	60,846	80,858	40,848

Kadabra Mining Corporation

Capcapo Property Summary

The Capcapo property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement ("MOA") was entered into among Abra Mining and Industrial Corporation ("AMIC"), the Company and Jabel Corporation ("Jabel") that allows the Company and certain Filipino persons (defined as "Olympus Pacific Minerals Inc and a Philippine national") an option subject to compliance with Philippines foreign ownership laws and the entering into of a formal joint venture agreement, to earn a 60 percent interest in AMIC's Capcapo mining tenement in Abra Province, Northern Philippines. The Company's ability to earn its interest in the property was stalled as it awaited settling of a formal joint venture operating agreement with AMIC and JABEL. On September 30, 2011, a joint venture agreement with AMIC, Jabel, Kadabra Mining Corporation and PhilEarth Mining Corporation in respect of the Capcapo Gold Property was signed formally granting the Company, in consortium with PhilEarth Mining Corporation, a corporation controlled by Philippine nationals, an option to acquire up to a 60 percent interest in the Capcapo mining tenement. The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

During the fourth quarter of 2011, the Company and its joint venture partners made preparations to conduct community relations work in order to settle land access arrangements.

A new exploration permit application was filed by Jabel on behalf of the joint venture over an area of about 500 km^2 surrounding the area of the Capcapo Mineral and Production Sharing Agreement.

During the quarter ended March 31, 2012, a contract was signed with consultants to conduct community consultations and free, informed and prior consent ("FIPC") process. Recruitment of a Capcapo field team is on hold as no field work can be conducted pending completion of the FIPC process and settlement of land access arrangements. The community relations program and land access arrangements are expected to be settled during the quarter ended December 31, 2012. Subject to completion of these arrangements, site facilities may be established and a field team may be assembled to enable field work to commence during the first half of 2013.

The Capcapo forward exploration program will include:

- *Detailed geological mapping*: to provide detailed base maps for the ongoing program.
- *Petrological studies*: to confirm the outcropping mineralization as airfall eruption breccia.
- *In-fill and step-out drilling*: to define the mineralization controls with the goal of establishing a JORC/NI 43-101 resource.
- *Regional studies*: to cover the peripheral area to assess possible extensions and/or repetitions of Capcapo-style mineralization.

Binh Dinh New Zealand Gold Company Limited

Tien Thuan Gold Project

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province in southern Vietnam. The project area broadly encompasses about 100 km^2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition. Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The joint venture has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company. Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to the completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a "decision to mine", project development will be jointly funded on a pro-rata basis.

No new exploration work was carried out on the Tien Thuan property during the quarter ended June 30, 2012.

GR Enmore Pty Limited

Enmore Gold Project

The Enmore Gold Project covers approximately 325 km^2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in one exploration license covering 158.76 km^2 and is earning an 80 percent interest in two exploration licenses covering 35.28 km^2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

During the first quarter of 2011, a technical report on results of the 2010 fieldwork was completed and statutory reporting was conducted. A planned program for 2011, comprising an in-fill soil geochemical survey to refine anomalies along the Bora, Sheba and Sunnyside faults, together with extension of soil geochemistry into the Lone Hand area, was deferred pending third party farm-out discussions.

Scheduled drilling of the anomalies identified from this program was similarly deferred. During the third quarter 2011, joint venture discussions were held.

During the quarter ended March 31, 2012, a 2011 Annual Report was completed and additional information in support of the application for renewal of certain of Providence Gold's exploration licenses was supplied to the New South Wales Department of Industry.

A more detailed 2012 field program was specified and submitted for review by the Department.

The Company is considering farm-out of this project. In the absence of an acceptable farm-out proposal, preparations were made for the 2012 field program.

As a result of renewal of certain exploration licenses, detailed geological mapping and sampling will be conducted over target areas (particularly around the old Sherwood Mine). A detailed in-fill soil geochemical and HYCHIP survey is planned to refine anomalies and delineate drill targets along the Bora, Sheba, Sunnyside and Tabben faults. The existing soil survey grid will be extended into the Lone Hand mine area. Subject to results, a scout drilling program will be designed to be conducted during 2013.

A small exploration program has been scheduled for the quarter ended September 30, 2012. This will involve landowner negotiations and field base refurbishment, Quickbird image analysis and a small airborne magnetic survey.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

US$	6 months ended June 30			
	2012	2011	Change (%)	Comments on variances
Sales	34,552,265	6,749,680	412	The Company sold 20,711 ounces of gold during the six months ended June 30, 2012 (at an average realized price of $1,668 per ounce, an increase of $300 per ounce on the average price in 2011). Sales increased due to higher sales volumes (15,776 additional ounces sold in the six months ended June 30, 2012) and higher average prices in 2012.
Cost of sales	15,464,162	4,786,574	223	Increased in 2012 due to two plants now being operational and the increase in sales.
Amortization	11,922,054	1,742,435	584	Increased in 2012 due to depreciation for new Phuoc Son plant and higher sales.
Corporate and administrative expenses	4,376,195	5,789,121	-24	Decreased in 2012 largely due to reduced legal fees and management bonuses.
Stock-based compensation	1,462,071	616,227	137	Increased due to changes in the stock price at the time of valuation in 2012 compared with 2011 and a change in director compensation package.
Interest and accretion on term loans	4,938,341	1,833,417	169	Increased as a result of the new debt facilities entered into in May 2011. In the first 6 months of 2011, interest and accretion totaling $1,891,171 was capitalized in relation to the new Phuoc Son plant under construction at that time.
Derivatives-fair value revaluation	(4,619,530)	(6,986,110)	-34	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	4,264,873	260,453	1537	Increased due to higher sales volumes, especially of Phuoc Son gold which is subject to a Government royalty at 15% of the sales value of gold production(Bong Mieu is subject to royalties at a lower rate of 3% on the same basis).

Summary of Quarterly Results

US$	Quarter ended									
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Sales	6,725,015	27,827,250	28,761,699	12,465,251	-	6,749,680	11,084,119	6,370,132	10,144,324	8,387,438
Interest /accretion (expense)	(2,470,651)	(2,467,690)	(2,738,993)	(2,584,914)	(1,272,275)	(583,842)	(600,823)	(73,446)	(629,410)	(37,503)
Net income/(loss)	(14,502,571)	(3,824,320)	2,018,437	419,175	(2,656,484)	1,863,770	(2,349,688)	(8,724,015)	1,059,813	(1,617,310)
Income/(loss) per share-basic	(0.029)	(0.011)	0.005	-	(0.007)	0.005	(0.008)	(0.003)	0.003	(0.005)
Deferred exploration and development cost additions	3,377,540	4,592,396	5,213,736	4,486,532	3,649,921	2,700,815	4,557,948	3,112,365	2,396,840	1,809,085
Capital assets additions	1,022,633	637,709	1,289,334	1,948,228	3,213,827	3,657,349	6,314,704	5,286,001	9,494,826	879,451

Selected Annual Information

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Sales	34,552,265	47,976,630	35,986,013
Net income/(loss) after tax	(18,326,891)	1,644,898	(12,773,072)
Net earnings/(loss) per share-basic	(0.040)	0.003	(0.042)
Total assets	121,117,149	145,252,174	123,192,405
Total long-term financial liabilities	38,763,749	47,257,310	41,325,266
Dividends declared	Nil	Nil	Nil

Second Quarter Highlights

- Developed the Bai Go mine to the point that it went into commercial production from early July 2012.
- Progressed exploration activities at Phuoc Son, Capcapo and Bau gold projects.
- Engaged in discussions with Central Vietnamese Government officials to obtain certainty of licensing upon acceptable fiscal terms.
- Engaged positively with local banks in Vietnam on directly funding projects from within the Country.

Liquidity Section – Investing and Financing Activities

Investing activities

During the six months ended June 30, 2012, Olympus invested a total of $7,969,936 (12 months ended December 31, 2011: $16,051,004; 12 months ended December 31, 2010: $11,876,238) in deferred exploration and development expenses and $1,660,342 (12 months ended December 31, 2011: $10, 108,738; 12 months ended December 31, 2010: $21,974,982) acquiring property, plant and equipment, as follows:

US$	Property Plant & Equipment			Deferred Exploration & Development Expenditure		
	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Bong Mieu	634,918	926,252	1,282,332	1,368,621	4,454,018	4,689,381
Phuoc Son	774,741	8,832,610	19,955,625	3,423,955	5,826,578	4,099,686
North Borneo Gold	60,846	80,858	40,848	3,137,451	5,537,081	2,551,343
Binh Dinh NZ Gold	-	-	11,861	39,909	233,327	535,828
Other	189,837	269,018	684,316	-	-	-
Total	**1,660,342**	**10,108,738**	**21,974,982**	**7,969,936**	**16,051,004**	**11,876,238**

North Borneo Gold Sdn Bhd – Bau Gold Project

On September 30, 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55 percent interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The transaction is summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
Total			**108,750**	**93.55%**

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled. The condition subsequent requires the vendor to obtain:

(a) all renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan Hill deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan Hill, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

(b) all ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1: Has no conditions.

Tranche 2: Amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3: If the condition subsequent noted above has been met by January 21, 2012 settlement of the Tranche 3c payment occurs. If the condition subsequent has not been met then all remaining shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4: Has no conditions.

Kadabra Mining Corporation – Capcapo Project

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation ("AMIC"), Jabel Corporation ("Jabel"), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) ("KMC") and PhilEarth Mining Corporation ("PhilEarth) (a Philippine company in the process of incorporation in which the Company will hold a 40 percent interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	**Expected Expenditures**	**Payment Due Upon Completion of The Stage**
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3 percent of the gross value of production from the Capcapo Gold Project or 6 percent of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

Financing activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at June 30, 2012, the cash and cash equivalents' balance is $3,397,728 compared to $8,730,248 as at December 31, 2011 and $4,105,325 as at December 31, 2010. In the first quarter of 2011, the Company raised funds of US$5,498,220 net of costs, through newly issued equity.

The Company has Convertible Notes on issue that mature in March 2014, April 2015 and May 2015. The face value of those Notes is CAD25,676,355 and US$14,600,000. If the price of the Company's common shares does not exceed the exercise price of those Convertible Notes by the maturity date (thereby making conversion unlikely) the Company will need to raise additional finance, either by way of new equity or replacement debt facilities, to fund settlement of those Notes at maturity.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the "Normal Course Issuer Bid") and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the "Buy-Back Program").

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10 percent of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25 percent of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with "block" purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

Olympus has appointed Paradigm Capital Inc. as its representative broker for purposes of the Normal Course Issuer Bid and D2MX Pty Ltd. for purchases on the ASX.

A copy of the Company's notice of intention filed with the TSX may be obtained by any shareholder without charge by contacting the Company's Vice-President, Investor Relations at 416 572 2525.

Debt Financing

In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to June 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$12,063,626 (Note 10).

In the second quarter of 2011, the Company raised funds of USD$28,732,255, net of costs, by the issue of convertible notes

The terms of the convertible notes on issue are as follows:

				At June 30, 2012					
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value CAD	Face Value USD	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes[1]	26-Mar-10	26-Mar-14	9%	12,709,942	10,676,355		31.9%	0.42	25,419,893
8% CAD Notes[2]	29-Apr-11	29-Apr-15	8%	150	15,000,000		36.8%	0.50	30,000,000
8% USD Notes[3]	6-May-11	6-May-15	8%	14,600,000		14,600,000	24.5%	0.51	28,627,451

[1] The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

[2] The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

[3] The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

In the second quarter of 2010, through the issuance of senior secured redeemable gold delivery preference notes (Gold Loan) and common stock purchase warrants, the Company raised, net of transaction costs, a further US$20.216 million.

	At June 30, 2012				
	Issued	Maturity	Interest Rate	Number of Units	Face Value USD
Gold Loan	June 18, 2010	May 31, 2013	8%	1,314	9,360,000

At June 30, 2012 the Gold Loan had a face value of US$9,360,000. The Gold Loan has an original face value of US$21,960,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement ("GPPA"). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deliver. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company's US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD$0.60. Each warrant entitles the holder to purchase 3,470 units of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD$0.60 per share, and have been accounted for as equity.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million. As part of that offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The net funds of the above debt facilities have mainly been applied to the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for working capital purposes. The Company continues to generate internal cash flow that is reinvested into capital expenditure.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income/(loss) in the consolidated statement of comprehensive income/(loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and Switzerland and from June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).

Commitments, Contingencies and Contractual Obligations

	As at June 30, 2012					
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	872,782	872,782	-	-	-	-
Operating leases	985,865	818,211	61,937	61,937	43,780	-
Purchase obligations - supplies & services	2,805,010	2,754,215	50,795	-	-	-
Purchase obligations - capital	1,719,095	1,719,095	-	-	-	-
Asset retirement obligations	1,751,972	600,645	424,276	134,905	88,482	503,664
Total	8,134,724	6,764,948	537,008	196,842	132,262	503,664

In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.

Common Shares

As of June 30, 2012, the Company had issued and outstanding 378,781,186 common shares. Subsequent to June 30, 2012, the Company did not buy back and cancel and further shares. The buy back remains open at the date of filing.

Regulatory Update

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of June 30, 2012, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company's internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of June 30, 2012, that the general design and operation of our disclosure controls were satisfactory.

Regulatory Reporting in the United States

The Company's common shares are listed and posted for trading on the over-the-counter market (OTCQX) in the United States. This allows US residents to trade the Company's common shares efficiently.

Board and Management Changes

In January 2012, Mr. Kevin Tomlinson was appointed as a director and deputy Chair on the Board, replacing Mr. Douglas Willock, who resigned at the same time. In February 2012, Mr. John Seton resigned from the board of directors. In March 2012, Mr. Jeffrey D. Klam was appointed as company secretary in place of Mr. Louis G. Montpellier. In June 2012, Mr. Klaus Leiders resigned as Chief Operating Officer. In August 2012, Mr. Darin Lee was appointed as Chief Operating Officer.

Critical Accounting Estimates

The preparation of these consolidated financial statements for the Company and its subsidiaries (the "Group") in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group's mining properties. The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortization charges.

Derivative valuation (Note 19)

The Group measures certain derivative financial liabilities by reference to their fair values at the date of the consolidated statement of financial position. The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity. Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Impairment of assets (Notes 10, 11, 12, 13)

The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Capitalized exploration costs (Note 11)

Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), of where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from 'Mines under construction' to 'producing mines' and 'property, plant and equipment'. Some of the criteria used will include, but are not limited to, the following:

- Level of capital expenditure incurred compared to the original construction cost estimates.
- Completion of a reasonable period of testing of the mine plant and equipment.
- Ability to produce metal in saleable form (within specifications).
- Ability to sustain ongoing production of metal.

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/amortization commences.

Inventories (Note 16)

Net realizable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)

The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

Share-based payment transactions (Note 25)

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of options is determined by using the Black-Scholes model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Contingencies (Note 27)

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Critical Accounting Policies

The consolidated financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the "Group") are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), as adopted by Canada, effective for the Group's reporting for the six-month period ended June 30, 2012.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company's functional currency and the Group's presentation currency. The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated statement of financial position dates and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the consolidated statements of comprehensive income (loss).

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquiree on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which, in the Directors' opinion, values cannot be reliably determined, are not recognized. Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income/(loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent's shareholders' equity.

Mine properties

The Company's recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost. All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss. Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations ("ARO") occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate. Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated. The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	4 to 10 years
Infrastructure	3 to 8 years
Computer hardware and software	3 years
Plant and equipment	3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of comprehensive income/(loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of comprehensive income/(loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment. They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level. Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset's value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion. Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labor and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility. Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method ("EIR"), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of comprehensive income/(loss). The losses arising from impairment are recognized as finance costs in the statement of comprehensive income/(loss).

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the statement of financial position. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

A financial asset is de-recognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Impairment of financial assets

The Group assesses whether a financial asset is impaired at each date of the statement of financial position.

Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss). Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as at the reversal date.

Assets carried at cost

If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortized cost using the effective interest method. Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statements of financial position, net of transaction costs and are subsequently accounted for at amortized cost. The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model. The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income/(loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs. Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes

The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Derivative financial instruments

The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income/(loss).

Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company's functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities. The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income/(loss).

Employee entitlements

Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the statement of financial position.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income/(loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the date of the statement of financial position and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognized using the "balance sheet" method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Ordinary share capital

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted. The contractual life of each warrant is four years.

Stock-based compensation

The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined using a Black Scholes option pricing model. At each date of consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the statement of comprehensive income/(loss) with a corresponding entry within equity.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss). However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the balance sheet date multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability. Movements in the liability are recognized in the statement of comprehensive income/(loss).

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. Sales, export taxes or duty are recorded as part of cost of sales.

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer. Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Changes in Accounting Standards

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/ (loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2015 or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no 'bright lines'. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice.

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

During 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

During 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the 'exit price' and concepts of 'highest and best use' and 'valuation premise' would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

During 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

During 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Transactions and Loans with Related Parties

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:

		% equity interest held as at	
Name	Country of Incorporation	June 30, 2012	December 31, 2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	100
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Management fees and salary	715,046	3,023,077	1,307,518
Share based compensation	957,243	924,409	1,281,203
Total compensation of key management	**1,672,289**	**3,947,486**	**2,588,721**

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses

Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012, 2011 and 2010; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012, 2011 and 2010; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012, 2011 and 2010; Cawdor Holding Limited associated with Russell Graham in 2011 and 2010; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012, 2011 and 2010; Whakapai Consulting Ltd associated with Jane Bell in 2012, 2011 and 2010; The Jura Trust Limited associated with John Seton in 2012, 2011 and 2010, and K&K Management GmbH associated with Klaus Leiders in 2012 and 2011.

Directors' interest in the stock option plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of options outstanding		
Issue Date	**Expiry Date**	**Exercise Price CAD$**	**June 30, 2012**	**December 31, 2011**	**December 31, 2010**
Mar-07	Mar-12	0.65	-	850,000	850,000
Mar-07	Mar-12	0.75	-	4,000,000	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	722,872	722,872
Jan-10	Dec-14	0.40	2,073,618	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	-	166,667	166,667
Feb-10	Jun-12	0.5742	-	625,000	625,000
Jun-10	Apr-15	0.42	2,250,000	3,000,000	3,000,000
Jun-10	Apr-15	0.60	2,250,000	3,000,000	3,000,000
Sep-10	Dec-14	0.45	-	997,252	997,252
Jan-11	Dec-15	0.72	1,068,378	1,737,723	
Aug-11	Aug-16	0.515	-	254,213	
Sep-11	Sep-16	0.532	751,599	1,372,205	
Jan-12	Jan-17	0.420	1,250,000		
Feb-12	Feb-17	0.520	3,472,872		
Mar-12	Mar-17	0.330	3,015,000		
May-12	May-13	0.320	150,000		
Total			**18,090,467**	**21,608,550**	**18,244,409**

Directors' interest in the deferred share units plan

Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units ("DSUs") whose value is based on the market value of the common shares.

	Units			Value of units outstanding (US$)		
Award Date	**June 30, 2012**	**Dec 31, 2011**	**Dec 31, 2010**	**June 30, 2012**	**Dec 31, 2011**	**Dec 31, 2010**
14/05/2008	116,667	350,000	350,000	28,452	92,648	189,019
14/05/2009	120,690	362,070	362,070	29,433	95,843	195,537
Total of deferred share units outstanding	**237,357**	**712,070**	**712,070**	**57,885**	**188,491**	**384,556**

Risk Factors and Uncertainties

The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

- **There is a significant doubt regarding the ability of the Company to continue as a going concern.** The Company's audited annual consolidated financial statements as at and for the period ended June 30, 2012 were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

  During the six-month period ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash-flows and the Company incurred a net loss of $18.3 million for the period. As at June 30, 2012, the Company's current liabilities exceeded its current assets by $12.9 million and the Company has high debt levels. Further the Corporation currently has limited cash on hand and, since it is experiencing negative cash flow, its cash reserves are being depleted.

  The Phuoc Son Mine has now resumed normal operations and management expects that net cash flows from operations will be positive in fiscal 2013. If the Company is able to increase production to targeted levels and the market price for gold remains robust through fiscal 2013, the Company's liquidity position may improve.

  The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to continue to access debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company. Management is considering various alternatives, including a number of initiatives to raise additional capital or to restructure its existing debt. However, as at the date of this report the Company has not secured such further financing. Although the Company has been successful in securing the funds necessary to execute its business plan in the past, it is not possible to determine with certainty the success or adequacy of its financing initiatives.

- **Not all of the Company's mineral properties contain a known commercially mineable mineral deposit.** The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate, establish or expand mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation nor enable a continuation of those operations when established. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as ground conditions, depth, grade, size and proximity to infrastructure; the ability of the Company to maximize the recovery rate of ore extracted; cost of supplies; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

- **The Company's resources and reserves estimates are subject to uncertainty.** The Company's mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company's properties. There can also be no assurance that any discoveries of new or additional reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company's results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine where the Company conducted a limited amount of drilling before making its decision to commence production.

- **The Company may not meet key production or other cost estimates.** A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices. Any change in the timing of these projected cash flows resulting from production shortfalls or labor disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities. Should such production shortfalls or labor disruptions occur, the Company may require additional financing to fund capital expenditures in the future. The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine was put into production without a full feasibility study. Instead, the Company prepared a pre-feasibility study, which can underestimate a project's capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine may be even less reliable. If actual results are less favorable than the Company currently estimates, the Company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

- **The Company is subject to various risk associated with its mining operations.** By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company's business is dependent on many factors including, but not limited to:

  - discovery and/or acquisition of new ore reserves;
  - securing and maintaining title to tenements and obtaining necessary consents, permits or authorizations for exploration and mining;
  - successful design and construction of mining and processing facilities;
  - successful commissioning and operating of mining and processing facilities;
  - ongoing supplies of essentials goods and services; and
  - the performance of the technology incorporated into the processing facility.

  Specifically, the Company placed the Bong Mieu Central Gold Mine into production based on a pilot plant and bench scale testing. There can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production and the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.

- **The Company is largely dependent upon its mining and milling operations at its Phuoc Son mine and any adverse condition affecting that operation may have a material adverse impact on the Company.** The Company's operations at the Phuoc Son property accounted for approximately 70 percent of the Company's gold production for the six month transition year ended June 30, 2012 and is expected to account for approximately 82 percent of the Company's gold production in 2013 (based on the Company's production guidance of 60,000 ounces). During the six month transition year ended June 30, 2012, gold production at the Phuoc Son mine was below the Company's expectation as a result of diminished tonnage output during engineering remediation of the Southern Deposit, compounded by higher than expected grade dilution during initial development of the Northern Deposit. Any adverse condition affecting mining or milling conditions at the Phuoc Son property could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at Phuoc Son to finance a substantial portion of its capital expenditures during the Company's 2013 fiscal year, including at the Company's Bau Gold Property in East Malaysia. The Company likely will continue to be dependent on operations at the Phuoc Son property for a substantial portion of its gold production until the Bau Gold Property achieves commercial production or production is increased at the Bong Mieu Gold Property.

- **The Company is dependent upon its ability to raise funds in order to carry out its business.** Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2015, or the development of other deposits or additional processing capacity at the Company's Phuoc Son or Bong Mieu projects. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company's properties and operations.

- **The Company has debt and may be unable to service or refinance its debt, which could have negative consequences on the Company's business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry.** In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes ("Gold Loan Notes"). The existence of this debt could have negative consequences for the Company. For example, it could:
  - increase the Company's vulnerability to adverse industry and general economic conditions;
  - require the Company to dedicate a material portion of cash flow from operations to make scheduled principal or interest payments on the debt, thereby reducing the availability of its cash flow for working capital, capital investments and other business activities;
  - limit the Company's ability to obtain additional financing to fund future working capital, capital investments and other business activities;
  - limit the Company's flexibility to plan for, and react to, changes in its business and industry; and
  - place the Company at a competitive disadvantage relative to less leveraged competitors.

- **Servicing the Company's debt requires an allocation of cash and the Company's ability to generate cash flow may be adversely affected by factors beyond its control.** The Company's business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures, project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. As such, the Company is faced with the risk that (i) the Company's business will generate insufficient cash flow from operations or (ii) future sources of funding will not be available to the Company in amounts sufficient to enable it to fund its capital needs.

  If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing its debt; or seeking additional equity capital. The Company cannot provide assurance that any of these measures could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

- **Restrictive covenants in the agreements governing the Company's indebtedness restrict its ability to operate its business.** The documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company's ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company's assets. A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable. If the Company is unable to repay outstanding borrowings when due, the lenders and the collateral agent under the Gold Loan Notes and related agreements have the right to proceed against the collateral granted thereunder, including the shares in the Company's subsidiary holding companies which control the Bong Mieu and Phuoc Son projects and the loans owed to the Company by BMGMC and PSGC. The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

- **The Company has entered into certain derivative arrangements which may not obtain their intended result.** The Company's Convertible Notes and Gold Loan Notes contain embedded derivative instruments. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk. Initially, the Company does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect the Company in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of the Company's current or future hedging policies.

- **The Company will not be able to insure against all possible risks.** Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

- **The Company is subject to commodity price fluctuations.** If the price of gold declines, the Company's properties may not be economically viable. The Company's revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals, particularly gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit. Fluctuations in the gold price affect the Company's reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

- **The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise.** The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts. The Company's inability to effectively compete could substantially impair its results of operations.

- **If the Company does not comply with all applicable regulations, it may be forced to halt its business activities.** The activities the Company engages in are subject to various laws in the different jurisdictions in which the Company operates governing, among other matters, land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances and mine safety. The Company may not be able to obtain all necessary licenses and permits required to carry out the exploration, development or mining of the projects. Unfavorable amendments and/or back-dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

- **Non-compliance with environmental regulation may hurt the Company's ability to perform its business activities.** The Company's operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company's current and future business activities and negatively impact the profitability of operations.

- **Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company's exploration programs.** Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

- **Mining operations and projects are vulnerable to supply chain disruption and the Company's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.** The Company's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

  The Company and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the Company, or it could at times face limited supply or increased lead time in the delivery of such items.

  If the Company experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and financial condition could be adversely affected.

- **If the Company is unable to obtain and keep in good standing certain licenses and permits, it will be unable to explore, develop or mine any of its property interests.** The current and future operations of the Company require licenses and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, use of explosives, land use, surface rights, environmental protection, safety and other matters, and are dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on the Company being successful in obtaining required statutory approvals for its proposed activities and that the licenses, concessions, leases, permits or consents it holds will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses or permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

- **If the Company does not make certain payments or fulfill other contractual obligations, it may lose its option rights and interests in its joint ventures.** There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

- **Title to the Company's assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties.** There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

- **Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities.** The Company's exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company's business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

- **Vietnamese tax laws are open to interpretation and, with respect to mining and refining, there are no clear precedents to properly guide the Company's tax policies.** Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received. However, because Vietnam's tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

- **Exchange rate and interest rate fluctuations may increase the Company's costs.** The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the United States Dollar and the Canadian Dollar, Malaysian Ringgit, Vietnamese Dong, Philippines Peso and Australian Dollar. Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company's borrowing costs.

- **The Company's stock price could be volatile.** The market price of the Company's common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration and mining activities, the price of gold and silver, future operating results, changes in estimates of the Company's performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company's common shares and results in the need to revalue derivative liabilities.

- **In the US, the Company's common shares are "Penny Stock" which imposes significant restrictions on broker-dealers recommending the stock for purchase.** Securities and Exchange Commission ("SEC") regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. For so long as the Company's common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares. Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

- **The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.** Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of June 30, 2012.

  If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares and securities convertible or exchangeable for common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. No evaluation can provide complete assurance that the Company's internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

- **The Company does not plan to pay any dividends in the foreseeable future.** The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend for the foreseeable future. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements, loan covenants and other conditions prevailing at the time.

- **Shareholders could suffer dilution of the value of their investment if the Company issues additional shares.** There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future, including pursuant to the Convertible Notes, stock options and warrants. If these shares are issued, this may result in further dilution to the Company's shareholders.

- **In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company's activities.** The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company's business and results of operations. The Company has a consulting agreement or employment agreement, as applicable, with each of the Company's officers.

- **Management may be subject to conflicts of interest due to their affiliations with other resource companies.** Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers' and/or directors' conflicts, this would reduce the Company's opportunities to increase its future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including geologists, metallurgists and mining engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers' and directors' conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company's opportunities to increase its future revenues and income. Any material potential conflicts of interest is directed to the Company's board of directors and is resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

- **Future sales of common shares by existing shareholders could decrease the trading price of the common shares.** Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company's ability to raise capital through future sales of common shares.

- **The profitability of the Company's operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.** Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. The Company has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

  The price of oil has recently been volatile. The Company's mines at Bong Mieu and Phuoc Son are most vulnerable to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently.

  Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects not viable.

- **Inflation may have a material adverse effect on the Company's operational results. Most of the Company's operations are located in countries that have experienced high rates of inflation during certain periods.** Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company's results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

- **Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.** As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The Company's failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

  In addition, the location of mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The Company is subject to the above factors at its mining and exploration sites. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company's results of operations.

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, management's expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "anticipate", "project", "goal", "plan", "intend", "budget", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

- reserve and resource estimates;
- estimates of future production;
- unit costs, costs of capital projects and timing of commencement of operations;
- production and recovery rates;
- financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and
- the timing of additional tests, feasibility studies and environmental or other permitting

Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management's current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following:

- failure to establish estimated resources and reserves;
- the grade and recovery of ore which is mined varying from estimates;
- capital and operating costs varying significantly from estimates;
- delays in obtaining or failures to obtain required governmental, environmental or other project approvals;
- changes in national and local government legislation, taxation or regulations, political or economic developments;
- the ability to obtain financing on favorable terms or at all;
- inflation;
- changes in currency exchange rates;
- fluctuations in commodity prices;
- delays in the development of projects; and
- other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

Statement of Management's Responsibility

The accompanying consolidated financial statements, Management's Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and reflect management's best estimates and judgments based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. The independent auditors have unrestricted access to the Audit Committee. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed: *"John A. G. Seton"*

John. A.G. Seton
Chief Executive Officer
September 28, 2012

Signed: *"S. Jane Bell"*

S. Jane Bell
Chief Financial Officer
September 28, 2012

Independent Auditors' Report of Registered Public Accounting Firm

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the accompanying consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statements of financial position as at June 30, 2012, December 31, 2011 and December 31, 2010, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at June 30, 2012, December 31, 2011 and December 31, 2010, and its financial performance and its cash flows for the six-month period ended June 30, 2012 and years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 in the financial statements which indicates that the Company incurred a net loss of $18.3 million during the six-month period ended June 30, 2012 and, as of that date, the Company's current liabilities exceeded its current assets by $12.9 million. These conditions, along with other matters as set forth in Note 3, indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Olympus Pacific Minerals Inc.'s internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2012 expressed an unqualified opinion on Olympus Pacific Minerals Inc.'s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
September 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Olympus Pacific Minerals Inc.

We have audited Olympus Pacific Minerals Inc.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Olympus Pacific Minerals Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statements of Management's Responsibility. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Olympus Pacific Minerals Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statement of financial position as at June 30, 2012, December 31, 2011 and December 31, 2010, and consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010, and our report dated September 28, 2012 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Olympus Pacific Minerals Inc.'s ability to continue as a going concern.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
September 28, 2012

Financial Statements - Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(Stated in United States dollars)	For the six months ended June 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Sales	$ 34,552,265	$ 47,976,630	$ 35,986,013
Cost and expenses			
Cost of sales	15,464,162	20,906,884	13,123,584
Amortization	11,922,054	13,410,876	8,974,079
Royalty expense	4,264,873	6,393,203	4,795,935
(Gain) loss on gold loan principal repayments	1,157,625	(2,305,926)	(689,178)
Exploration	287,528	669,119	96,468
Stock-based compensation (note 25)	1,462,071	1,277,892	1,876,574
Interest and accretion on term loans	4,938,341	6,975,083	1,321,122
Derivatives - fair value revaluation	(4,619,530)	(16,351,957)	9,886,791
Corporate and administrative expenses	4,376,195	10,947,423	8,357,205
	39,253,319	41,922,597	47,742,580
Other (income)/expense			
Interest (income) expense	(64,533)	204,941	49,493
Other (income)	(65,208)	(27,754)	(11,470)
Impairment charge (notes 10, 11 & 12)	12,812,162	-	-
Loss on disposal of capital assets	25,824	251,994	16,193
Foreign exchange gain	(481,799)	(200,603)	(672,557)
	12,226,446	228,578	(618,341)
Income (loss) for the period before income tax	(16,927,500)	5,825,455	(11,138,226)
Income tax expense (note 29)	1,399,391	4,180,557	1,634,846
Net income (loss) and comprehensive income (loss) for the period	(18,326,891)	1,644,898	(12,773,072)
Attributable to:			
Equity owners	$ (15,320,128)	$ 1,084,649	$ (13,882,384)
Non-controlling interest	(3,006,763)	560,249	1,109,312
	$ (18,326,891)	$ 1,644,898	$ (12,773,072)
Earnings (loss) per share attributable to equity owners (note 8)			
Basic	$ (0.040)	$ 0.003	$ (0.042)
Diluted	$ (0.040)	$ 0.003	$ (0.042)

See accompanying notes to the Consolidated Financial Statements

Financial Statements - Consolidated Statement of Financial Position

As at (Stated in United States dollars)	June 30, 2012	December 31, 2011	December 31, 2010
ASSETS			
Non-current			
Advances on plant & equipment	$ 147,247	$ 822,515	$ 1,361,327
Property, plant and equipment (note 10)	32,826,934	36,938,115	30,649,677
Deferred exploration expenditure (note 11)	21,428,562	19,516,555	13,621,774
Deferred development expenditure (note 12)	10,636,534	20,276,490	18,103,858
Mine properties (note 13)	37,165,314	37,896,565	39,197,779
Deferred tax assets (note 29)	-	121,232	-
	102,204,591	115,571,472	102,934,415
Current			
Cash and cash equivalents (note 14)	3,397,728	8,730,248	4,105,325
Trade and other receivables (note 15)	1,614,115	2,022,122	7,989,736
Inventories (note 16)	11,295,411	15,286,535	6,689,000
Other financial assets (note 17)	2,605,304	3,641,797	1,473,929
	18,912,558	29,680,702	20,257,990
Total assets	121,117,149	145,252,174	123,192,405
SHAREHOLDERS' EQUITY			
Equity attributable to equity owners			
Capital and reserves (note 24)	129,495,807	131,387,415	126,412,502
Deficit	(81,103,158)	(65,783,030)	(66,867,679)
	48,392,649	65,604,385	59,544,823
Non-controlling interest	2,169,412	5,920,409	5,682,771
Total shareholders' equity	50,562,061	71,524,794	65,227,594
LIABILITIES			
Non-current			
Provisions (note 18)	1,151,327	1,278,993	1,119,332
Derivative financial liabilities (note 19)	6,063,607	13,963,138	18,200,216
Interest-bearing loans and borrowings (note 20)	-	2,795,510	8,979,280
Convertible notes (note 21)	24,320,588	22,524,540	6,436,133
Deferred tax liabilities (note 29)	7,228,227	6,695,129	6,590,305
	38,763,749	47,257,310	41,325,266
Current			
Provisions (note 18)	1,219,683	1,036,017	967,574
Derivative financial liabilities (note 19)	3,280,000		
Trade and other payables (note 22)	14,323,461	15,891,548	8,033,182
Other financial liabilities (note 23)	872,782	354,312	818,946
Interest-bearing loans and borrowings (note 20)	11,474,321	8,558,040	6,429,600
Convertible notes (note 21)	621,092	630,153	390,243
	31,791,339	26,470,070	16,639,545
Total liabilities	70,555,088	73,727,380	57,964,811
Commitments, contingencies and contractual obligations (note 27)			
Total liabilities and shareholders' equity	$ 121,117,149	$ 145,252,174	$ 123,192,405

See accompanying notes to the Consolidated Financial Statements

For and on behalf of the Board
September 28, 2012

Signed: *"John A. G. Seton"*
John A. G. Seton
Chief Executive Officer

Signed: *"Jon Morda"*
Jon Morda
Director & Chairman
of the Audit Committee

Financial Statements - Consolidated Statement of Changes in Equity

For the six month period ended June 30, 2012
(Stated in United States dollars)

	Notes	Issued Capital	Deficit	Other Reserves Note 24(d)	Non-Controlling Interest	Total Equity
Balance at January 1, 2010		$ 97,318,003	$ (52,985,295)	$ 4,425,408	$ (444,033)	$ 48,314,083
Income/(loss) for the year		-	(13,882,384)	-	1,109,312	(12,773,072)
Issue of share capital	24	32,585,853	-	-	-	32,585,853
Options granted and vested		-	-	2,323,275	-	2,323,275
Options exercised		-	-	(654,896)	-	(654,896)
Warrants granted and vested		-	-	521,561	-	521,561
Non-controlling interest on amalgamation		-	-	-	9,910,790	9,910,790
Investment in subsidiary		-	-	(10,106,702)	(4,893,298)	(15,000,000)
Balance at December 31, 2010		**129,903,856**	**(66,867,679)**	**(3,491,354)**	**5,682,771**	**65,227,594**
Income/(loss) for the year		-	1,084,649	-	560,249	1,644,898
Issue of share capital	24	6,016,121	-	-	750,000	6,766,121
Share capital cancelled		(73,022)	-	-	-	(73,022)
Options granted and vested		-	-	3,063,380	-	3,063,380
Options exercised		-	-	(661)	-	(661)
Warrants granted and vested		-	-	896,484	-	896,484
Investment in subsidiary		-	-	(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011		**135,846,955**	**(65,783,030)**	**(4,459,540)**	**5,920,409**	**71,524,794**
Income/(loss) for the six month period		-	(15,320,128)	-	(3,006,763)	(18,326,891)
Dividend declared non-controlling interest portion		-	-	-	(211,843)	(211,843)
Share capital cancelled		(910,114)	-	-	-	(910,114)
Options granted and vested		-	-	1,462,067	-	1,462,067
Options exercised		197,856	-	(173,808)	-	24,048
Investment in subsidiary		-	-	(2,467,609)	(532,391)	(3,000,000)
Balance at June 30, 2012		**135,134,697**	**(81,103,158)**	**(5,638,890)**	**2,169,412**	**50,562,061**

See accompanying notes to the Consolidated Financial Statements

Financial Statements – Consolidated Statement of Cash Flows

(Stated in United States dollars)	For the six months ended June 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating activities :			
Income (loss) for the period after tax	$ (18,326,891)	$ 1,644,898	$ (12,773,072)
Items not affecting cash			
Amortization	11,922,054	13,410,876	8,974,079
Impairment charge	12,812,162	-	-
Loss on disposal of capital assets	25,824	251,994	16,193
(Gain) loss on gold loan principal repayment	1,157,625	(2,305,926)	(689,178)
Stock-based compensation expense	1,462,071	1,277,892	1,876,574
Deferred income tax	694,349	213,400	(619,978)
Deferred issuance cost	-	673,456	350,202
Derivatives revaluation	(4,619,530)	(16,351,957)	9,886,791
Interest and accretion of term loans	2,756,314	3,190,811	191,167
Unrealized foreign exchange	(239,638)	(508,282)	332,751
ARO accretion adjustment	56,348	79,969	90,333
Changes in non-cash working capital balances			
Trade and other receivables and other financial assets	1,234,970	3,395,252	(6,163,287)
Trade and other payables	(1,849,952)	7,981,187	3,878,290
Inventory	(1,980,562)	(10,115,544)	(5,441,604)
Cash provided by (used in) operating activities	5,105,144	2,838,026	(90,739)
Investing activities :			
Cash acquired in amalgamation		-	45,643
Deferred exploration and development costs	(7,969,936)	(16,051,004)	(11,876,238)
Investment in subsidiary	(3,000,000)	(6,000,000)	(15,000,000)
Acquisition of property, plant and equipment	(1,660,342)	(10,108,738)	(21,974,982)
Cash used in investing activities	(12,630,278)	(32,159,742)	(48,805,577)
Financing activities :			
Capital lease payments	-	(609,626)	(739,307)
Convertible notes issued	-	28,732,255	11,481,794
Gold loan notes issued	-	-	20,215,700
Purchase of shares through share buy-back	(910,114)	(73,022)	-
Shares issued, net of costs	-	5,498,220	15,841,667
Proceeds from secured bank loan	3,028,593	-	-
Capital contributions from JV partner	-	750,000	-
Proceeds from options and warrants exercised	24,048	1,487	82,591
Cash provided by financing activities	2,142,527	34,299,314	46,882,445
Increase (decrease) in cash during the period	(5,382,607)	4,977,598	(2,013,871)
Cash - beginning of the year	8,730,248	4,105,325	5,718,725
Effect of foreign exchange rate changes on cash	50,087	(352,675)	400,471
Cash - end of the period	$ 3,397,728	$ 8,730,248	$ 4,105,325
Supplemental information:			
Interest paid	$ 2,182,027	$ 3,846,066	$ 1,129,955
Income taxes paid	$ 2,803,404	$ 3,077,065	$ 994,783

See accompanying notes to the Consolidated Financial Statements

Notes to the Financial Statements

1. Corporate Information

The comparative consolidated financial statements of Olympus Pacific Minerals Inc. (the "Company" or "Olympus") as at and for the six-month period ended June 30, 2012 were authorized for issue in accordance with a resolution of the Company's board of directors on September 28, 2012. Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded. Its common shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the OTCQX in the United States of America.

The principal activities of the group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and, one key property in the Northern Philippines: The Capcapo Gold property.

2. Statement of Compliance

These comparative consolidated financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the "Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These comparative financial statements include all of the information required for full annual financial statements.

3. Basis of Preparation and Going Concern

The consolidated financial statements are presented in US dollars, which is the parent's functional and presentation currency.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements. These policies are based on IFRS as issued by the IASB and outstanding as of June 30, 2012.

These consolidated financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

During the six-month period ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cashflows and the Company incurred a net loss of $18.3 million for the period and, as of that date, the Company's current liabilities exceeded its current assets by $12.9 million. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The Phuoc Son Mine has now resumed normal operations. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

These consolidated statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.

Change of Financial Year-End

The financial year-end of the Company was changed from December 31 to June 30 effective for the Company's 2012 financial year. This change was made to better meet operational demands in an Asian based group. Accordingly, the Company's transition period is the six-month period ended June 30, 2012 which means the comparative figures presented are not entirely comparable however they do comply with IFRS. Refer to note 30 for the unaudited condensed comparative consolidated financial statements for the six-month period ended June 30, 2011.

4. Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements for the Company and its subsidiaries (the "Group") in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group's mining properties. The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortization charges.

Derivative valuation (Note 19)

The Group measures certain derivative financial liabilities by reference to their fair values at the date of the consolidated statement of financial position. The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity. Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Impairment of assets (Notes 10, 11, 12, 13)

The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Deferred exploration expenditure (Note 11)

Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from 'capital assets in progress' to 'producing mines' and 'property, plant and equipment'. Some of the criteria used will include, but are not limited to, the following:

- level of capital expenditure incurred compared to the original construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce metal in saleable form (within specifications);
- ability to sustain ongoing production of metal.

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/amortization commences.

Inventories (Note 16)

Net realizable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)

The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted (refer to note 18).

Share-based payment transactions (Note 24)

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of options is determined by using the Black-Scholes model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Contingencies (Note 27)

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

5. Change in Accounting Policies, New Standards and Interpretations Not Applied

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/(loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2015 or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no 'bright lines'. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice.

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

During 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

During 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the 'exit price' and concepts of 'highest and best use' and 'valuation premise' would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

During 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

During 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

6. Significant Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of the Company and the Group. All intra-group balances and transactions, including unrealized profits and losses arising from intra-Group transactions, have been eliminated in full.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company's functional currency and the Group's presentation currency. The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the dates of the consolidated statements of financial position and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the consolidated statements of income (loss) and comprehensive income (loss).

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquiree on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which, in the Directors' opinion, values cannot be reliably determined, are not recognized. Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income (loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent's shareholders' equity.

Mine properties

The Company's recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost. All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss. Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset retirement obligations

Asset Retirement Obligations ("ARO") occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate. Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial period in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated. The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	4 to 10 years
Infrastructure	3 to 8 years
Computer hardware and software	3 years
Plant and equipment	3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial period in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of income (loss) and comprehensive income (loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of income (loss) and comprehensive income (loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the consolidated statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the consolidated statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment. They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level. Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset's value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion. Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labor and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility. Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method ("EIR"), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of comprehensive income/(loss). The losses arising from impairment are recognized as finance costs in the statement of comprehensive income/(loss).

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the consolidated statement of financial position. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

A financial asset is de-recognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Impairment of financial assets

The Group assesses at each date of the consolidated statement of financial position whether a financial asset is impaired.

Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss). Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as at the reversal date.

Assets carried at cost

If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortized cost using the effective interest method. Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible notes

The components of the convertible note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statement of financial position, net of transaction costs and are subsequently accounted for at amortized cost. The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model. The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income (loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs. Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes

The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Derivative financial instruments

The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income/(loss).

The convertible notes are denominated in Canadian dollars and US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company's functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities. The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income/(loss).

Employee entitlements

Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the statement of financial position.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income/(loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the date of the consolidated statement of financial position and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognized using the "balance sheet" method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss: and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the date of the consolidated statement of financial position.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Ordinary share capital

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted. The contractual life of each warrant is four years.

Stock-based compensation

The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined using a Black Scholes option pricing model. At each date of the consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the statement of comprehensive income (loss) with a corresponding entry within equity.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss). However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the date of the consolidated statement of financial position multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability. Movements in the liability are recognized in the statement of comprehensive income (loss).

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. Sales, export taxes or duty are recorded as part of cost of sales.

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer. Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

7. Segment Analysis

For management purposes, the group is organized into one business segment and has two reportable segments based on geographic area as follows:

- The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.
- The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the consolidated financial statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

All revenues are transacted via one merchant on behalf of external customers unknown to the Company.

7. Segment Analysis (continued)

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non-current assets	Current assets	Liabilities
At June 30, 2012								
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	-	31,276,437		42,079,538	131,511	7,129,422
Other	226,265		-	550,000	-	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088
At December 31, 2011								
Vietnam	36,680,791	11,990,153	20,276,490	6,070,128	943,747	75,961,309	25,885,982	16,337,040
Malaysia	99,954	7,526,402	-	31,276,437		38,902,793	226,969	6,857,473
Other	157,370		-	550,000	-	707,370	3,567,751	50,532,867
Total	36,938,115	19,516,555	20,276,490	37,896,565	943,747	115,571,472	29,680,702	73,727,380
At December 31, 2010								
Vietnam	30,528,865	11,354,600	18,103,857	7,371,342	1,361,327	68,719,991	16,994,721	9,125,471
Malaysia	51,484	2,267,175	-	31,276,437	-	33,595,096	185,331	6,619,248
Other	69,328	-	-	550,000	-	619,328	3,077,938	42,220,092
Total	30,649,677	13,621,775	18,103,857	39,197,779	1,361,327	102,934,415	20,257,990	57,964,811

US$	For the six-month period ended June 30, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010	
	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)
Vietnam	34,552,265	(11,941,899)	47,976,630	3,129,813	35,986,013	6,801,605
Malaysia	-	145,883	-	(563,049)	-	16,137
Other	-	(6,530,875)	-	(921,866)	-	(19,590,814)
Total	34,552,265	(18,326,891)	47,976,630	1,644,898	35,986,013	(12,773,072)

Intra-segment transactions are eliminated in the above table.

8. Earnings Per Share

	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Basic Earnings per Share Attributable to Equity Owners			
Earnings (loss) for the period (US$)	(15,320,128)	1,084, 649	(13,882,384)
Weighted average number of common shares outstanding	379,450,910	377,193,706	329,747,069
Basic earnings (loss) per share (US$)	(0.040)	0.003	(0.042)
Diluted Earnings per Share Attributable to Equity Owners			
Net earnings (loss) used to calculate diluted earnings per share (US$)	(15,320,128)	1,084,649	(13,882,384)
Weighted average number of common shares outstanding	379,450,910	377,193,706	329,747,069
Dilutive effect of stock options outstanding and convertible notes (US$)	321,519	967,077	N/A
Weighted average number of common shares outstanding used to calculate diluted earnings per share	379,772,429	378,160,783	329,747,069
Diluted earnings (loss) per share (US$)	(0.040)	0.003	(0.042)

Basic earnings per share is calculated by dividing the net profit (loss) for the period attributable to the equity owners of the Parent Company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings (loss) per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Business Combinations

The Group did not make any business combinations during the six-month period ended June 30, 2012.

Prior year business combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between the Company via Olympus Pacific Minerals Labuan Limited (previously named Olympus Pacific Minerals NZ), a wholly owned subsidiary of the Company, and registered in Malaysia (previously registered in New Zealand), and Zedex Minerals Limited ("Zedex"), also registered in New Zealand, as an acquisition with the Company being identified as the acquiror, and recorded it as a business combination.

Under the terms of the transaction the two companies amalgamated and management of the Company took control of the assets and liabilities of Zedex from January 12, 2010. Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuance of a further 54,226,405 new Olympus shares. In addition, stock options were issued in Olympus to compensate for the cancellation of Zedex options. The fair value of this exchange of options was determined using a Black-Scholes calculation to equal $446,701, which is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional amount of $66,591 has been immediately expensed in stock-based compensation expense.

Zedex had the right under an agreement it acquired in January 2006 to a 2 percent gross production royalty on Bong Mieu sales, less incremental costs. Under the agreement, Ivanhoe Mines Limited assigned to Zedex all its rights, title to and interest in the debt, gross production royalties and royalty agreement. The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs. The amalgamation results in this royalty agreement being dissolved releasing Olympus from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred, these being recorded in corporate and administrative expenses in the statement of comprehensive income/(loss).

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

The purchase consideration was allocated as follows:

	US$
Current assets	
Cash	45,643
Account receivables and prepaid expenses	158,997
Non-current assets	
Property, plant and equipment	86,759
Mine properties	33,159,770
Current liabilities	
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities	
Deferred tax liability	(6,707,733)
	25,117,268
Other elements of consideration	
Amount attributable to non-controlling interests	(9,910,790)
Total consideration	**15,206,478**

Bau Gold Project - Increase in investment in North Borneo Gold

On September 30, 2010, the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction and has recorded in other reserves the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

The transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
Total			**108,750**	**93.55%**

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled. The condition subsequent requires the vendor to obtain:

(a) all renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan Hill deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan Hill, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

(b) all ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1: Has no conditions.

Tranche 2: Amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3: If the condition subsequent noted above has been met by January 1, 2013 settlement of the Tranche 3c payment occurs. If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4: Has no conditions.

Capcapo Gold Property

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation ("AMIC"), Jabel Corporation ("Jabel"), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) ("KMC") and PhilEarth Mining Corporation ("PhilEarth") (a Philippine company in the process of incorporation in which the Company will hold a 40 percent interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarch, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3 percent of the gross value of production from the Capcapo Gold Project or 6 percent of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

10. Property, Plant and Equipment

US$	At June 30, 2012 Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1 , 2012, net of accumulated depreciation	1,899,978	19,064,092	15,198,968	775,077	36,938,115
Additions	79,463	2,308,784	210,983	512,645	3,111,875
Disposals	-	(6,348)	-	-	(6,348)
Reclassifications	38,782	38,462	377,405	(454,649)	-
Impairment charge	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Depreciation	(237,376)	(2,620,023)	(1,890,267)	-	(4,747,666)
Translation adjustments	-	(1,042)	-	-	(1,042)
At June 30, 2012, net of accumulated depreciation	**1,692,847**	**17,065,925**	**13,350,089**	**718,073**	**32,826,934**
At June 30, 2012: Cost	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Accumulated depreciation	1,440,615	13,743,307	7,028,358	-	22,212,280
Impairment charge	88,000	1,718,000	547,000	115,000	2,468,000
Net carrying amount	**1,692,847**	**17,065,925**	**13,350,089**	**718,073**	**32,826,934**

US$	At December 31, 2011 Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2011 net, of accumulated depreciation	184,755	6,896,788	1,830,155	21,737,979	30,649,677
Additions	147,336	3,032,208	9,545,693	744,745	13,469,982
Disposals	-	(252,703)	-	-	(252,703)
Reclassifications	1,852,126	13,796,964	6,058,557	(21,707,647)	-
Depreciation	(284,239)	(4,372,794)	(2,235,437)	-	(6,892,470)
Translation adjustments	-	(36,371)	-	-	(36,371)
At December 31, 2011, net of accumulated depreciation	**1,899,978**	**19,064,092**	**15,198,968**	**775,077**	**36,938,115**
At December 31, 2011: Cost	3,103,216	30,403,504	20,337,058	775,077	54,618,855
Accumulated depreciation	1,203,238	11,339,412	5,138,090	-	17,680,740
Net carrying amount	**1,899,978**	**19,064,092**	**15,198,968**	**775,077**	**36,938,115**

US$	At December 31, 2010 Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2010 net, of accumulated depreciation	331,492	5,508,753	2,590,631	999,862	9,430,738
Additions	28,508	3,357,973	32,294	21,517,083	24,935,858
Disposals	-	(15,606)	-	-	(15,606)
Reclassifications	33,310	467,566	278,090	(778,966)	-
Depreciation	(208,555)	(2,424,655)	(1,070,860)	-	(3,704,070)
Translation adjustments	-	2,757	-	-	2,757
At December 31, 2010, net of accumulated depreciation	**184,755**	**6,896,788**	**1,830,155**	**21,737,979**	**30,649,677**
At December 31, 2010: Cost	1,102,815	14,236,823	4,732,912	21,737,979	41,810,529
Accumulated depreciation	918,060	7,340,035	2,902,757	-	11,160,852
Net carrying amount	**184,755**	**6,896,788**	**1,830,155**	**21,737,979**	**30,649,677**

The carrying value of plant and equipment held under finance leases at June 30, 2012 is $1,044,917 (December 31, 2011: $370,580; December 31, 2010: $971,195).

Included in the net carrying value of buildings, plant & equipment and infrastructure at June 30, 2012 were amounts of US$0.2 million, US$1.8 million and US$1.9 million respectively (December 31, 2011 – buildings, plant & equipment and infrastructure - US$0.3 million, US$2.0 million and US$2.1 million respectively; December 31, 2010 – capital assets in progress: US$3.01 million)) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

Plant and equipment with a carrying value of $12,063,626 at June 30, 2012 has been pledged as security for a bank loan (Note 20).

An impairment charge has been recognized on property, plant and equipment associated with the Nui Kem project (Note 12).

11. Deferred Exploration Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Cost as at January 1, 2010	3,234,713	7,415,048	-	-	10,649,761
Additions	405,057	484,110	2,267,175	535,827	3,692,169
Cost as at December 31, 2010	3,639,770	7,899,158	2,267,175	535,827	14,341,930
Additions	258,436	712,429	5,537,081	233,327	6,741,273
Translation adjustments	-	-	(277,854)	(12,480)	(290,334)
Cost as at December 31, 2011	3,898,206	8,611,587	7,526,402	756,674	20,792,869
Additions	97,049	434,376	3,137,451	39,909	3,708,785
Impairment charge	(91,070)	(1,186,433)	-	-	(1,277,503)
Cost as at June 30, 2012	**3,904,185**	**7,859,530**	**10,663,853**	**796,583**	**23,224,151**

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Accumulated Amortization as at January 1, 2010	(117,316)	(107,054)	-	-	(224,370)
Additions	(29,701)	(466,085)	-	-	(495,786)
Accumulated amortization as at December 31, 2010	(147,017)	(573,139)	-	-	(720,156)
Additions	(15,007)	(541,151)	-	-	(556,158)
Accumulated amortization as at December 31, 2011	(162,024)	(1,114,290)	-	-	(1,276,314)
Additions	(64,820)	(454,455)			(519,275)
Accumulated amortization as at June 30, 2012	**(226,844)**	**(1,568,745)**			**(1,795,589)**
Net book value as at December 31, 2010	3,492,753	7,326,019	2,267,175	535,827	13,621,774
Net book value as at December 31, 2011	3,736,182	7,497,297	7,526,402	756,674	19,516,555
Net book value as at June 30, 2012	**3,677,341**	**6,290,785**	**10,663,853**	**796,583**	**21,428,562**

Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

As the Company did not yet have unencumbered access to the Capcapo property at June 30, 2012, exploration costs incurred to date in 2012 in respect of this property have been expensed.

The impairment charge for Phuoc Son relates to exploration costs incurred within the core area of the Song Thanh Natural Reserve, which the Company no longer intends exploring or ultimately mining in the future due to access issues surrounding reserve areas in Vietnam.

12. Deferred Development Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2010	7,922,299	8,050,086	15,972,385
Additions	4,284,323	3,633,441	7,917,764
Cost as at December 31, 2010	12,206,622	11,683,527	23,890,149
Additions	4,195,582	5,114,149	9,309,731
Cost as at December 31, 2011	16,402,204	16,797,676	33,199,880
Additions	1,271,572	4,573,680	5,845,252
Cost as at June 30, 2012	**17,673,776**	**21,371,356**	**39,045,132**
Accumulated Amortization as at January 1, 2010	(306,467)	(1,042,256)	(1,348,723)
Additions	(2,100,383)	(2,337,185)	(4,437,568)
Accumulated amortization as at December 31, 2010	(2,406,850)	(3,379,441)	(5,786,291)
Additions	(1,246,501)	(5,890,598)	(7,137,099)
Accumulated amortization as at December 31, 2011	(3,653,351)	(9,270,039)	(12,923,390)
Additions	(2,485,766)	(3,932,783)	(6,418,549)
Accumulated amortization as at June 30, 2012	**(6,139,117)**	**(13,202,822)**	**(19,341,939)**
Impairment charge as at June 30, 2012	**(9,066,659)**	-	**(9,066,659)**
Net book value as at December 31, 2010	9,799,772	8,304,086	18,103,858
Net book value as at December 31, 2011	12,748,853	7,527,637	20,276,490
Net book value as at June 30, 2012	**2,468,000**	**8,168,534**	**10,636,534**

The impairment charge for Bong Mieu relates to the Nui Kem project where, due to higher than expected costs that are now forecast to continue, management assessed indicators of impairment related to the Nui Kem project and its associated assets, and used a discounted cash flow model to calculate the recoverable amount. This resulted in an impairment charge of $11,534,659 to the Nui Kem project and its associated assets, allocated $2,468,000 to property, plant and equipment, and $9,066,659 to deferred development expenditure.

13. Mine Properties

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2010	3,219,595	4,993,450	-	-	-	8,213,045
Additions	1,075	1,614	31,276,437	1,333,333	550,000	33,162,459
Cost as at December 31, 2010, December 31, 2011 and June 30, 2012	**3,220,670**	**4,995,064**	**31,276,437**	**1,333,333**	**550,000**	**41,375,504**
Accumulated Amortization as at January 1, 2010	(654,693)	(355,000)	-	-	-	(1,009,693)
Additions	(289,532)	(878,500)	-	-	-	(1,168,032)
Accumulated amortization as at December 31, 2010	(944,225)	(1,233,500)	-	-	-	(2,177,725)
Additions	(344,696)	(956,518)	-	-	-	(1,301,214)
Accumulated amortization as at December 31, 2011	(1,288,921)	(2,190,018)	-	-	-	(3,478,939)
Additions	(212,554)	(518,697)	-	-	-	(731,251)
Accumulated amortization as at June 30, 2012	**(1,501,475)**	**(2,708,715)**	-	-	-	**(4,210,190)**
Net book value as at December 31, 2010	2,276,445	3,761,564	31,276,437	1,333,333	550,000	39,197,779
Net book value as at December 31, 2011	1,931,749	2,805,046	31,276,437	1,333,333	550,000	37,896,565
Net book value as at June 30, 2012	**1,719,195**	**2,286,349**	**31,276,437**	**1,333,333**	**550,000**	**37,165,314**

The Company's exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business. Certain of the Company's exploration and mining licenses described above, including Phuoc Son exploration license, Bong Mieu (Ho Gan) exploration license, and North Borneo Gold mining and exploration licenses are currently pending renewal.

Bong Mieu Gold Property

The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometers within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC"). The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus on exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit was renewed effective March 15, 2011, however, management decided not to utilize the permit opting instead to stock pile ore for treatment in the new processing plant.

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from the Phuoc Son Gold Project.

Bau Gold Project

During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48 percent, taking its effective interest in the Bau Gold Project to 80.53 percent at December 31, 2011. In January 2012 the Company purchased an additional 2.72 percent, taking its effective interest to 83.25 percent at June 30, 2012. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company's effective interest to 93.55 percent. As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters. Further information about the acquisition can be found in note 9.

Capcapo Gold Property

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation ("AMIC"), Jabel Corporation ("Jabel"), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) ("KMC") and PhilEarth Mining Corporation in respect of the Capcapo Gold Property in the Northern Philippines.

The terms of the joint venture agreement are described in note 9. The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

Tien Thuan Gold Property

The Company holds an option to acquire a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company. Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a "decision to mine", project development will be jointly funded on a pro-rata basis.

Enmore Gold Property

The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km^2 and is earning an 80 percent interest in two exploration licenses covering 35 km^2.

14. Cash and Cash Equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at June 30, 2012 and at December 31, 2011 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.

Cash and cash equivalents comprise the following:

US$	June 30, 2012	December 31, 2011	December 31, 2010
Cash at banks and on hand	3,397,728	7,976,516	4,105,325
Short-term deposits	-	753,732	-
Total	**3,397,728**	**8,730,248**	**4,105,325**

15. Trade and Other Receivables

US$	June 30, 2012	December 31, 2011	December 31, 2010
Trade receivables	45,490	19,933	1,628,255
Vietnam value-added tax	854,784	1,224,617	5,613,964
Deposits	657,956	666,549	620,680
Other receivables	55,885	111,023	126,837
Total	**1,614,115**	**2,022,122**	**7,989,736**

16. Inventories

US$	June 30, 2012	December 31, 2011	December 31, 2010
Doré bars and gold bullion	4,991,918	8,974,577	2,153,029
Ore in stockpiles	474,492	488,788	714,021
Gold in circuit	1,064,236	1,559,123	94,924
Mine operating supplies and spares	4,764,765	4,264,047	3,727,026
Total	**11,295,411**	**15,286,535**	**6,689,000**

17. Other Financial Assets

US$	June 30, 2012	December 31, 2011	December 31, 2010
Prepaid expenses	2,605,304	3,641,797	1,473,929
Total	**2,605,304**	**3,641,797**	**1,473,929**

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

18. Provisions

US$	Asset Retirement Obligation	Employee Entitlements	Other	Total
At January 1, 2010	**974,726**	**128,756**	**135,833**	**1,239,315**
Arising during the twelve months	574,666	173,616	571,058	1,319,340
Accretion	90,334	-	-	90,334
Utilization	(29,049)	(208,665)	(324,369)	(562,083)
At December 31, 2010	**1,610,677**	**93,707**	**382,522**	**2,086,906**
Arising during the twelve months	401,260	264,221	450,584	1,116,065
Write back of unused provisions	-	-	(95,106)	(95,106)
Accretion	79,969	-	-	79,969
Utilization	(375,947)	(209,461)	(287,416)	(872,824)
At December 31, 2011	**1,715,959**	**148,467**	**450,584**	**2,315,010**
Arising during the six months	48,265	223,013	457,325	728,603
Write back of unused provisions	-	-	(2,675)	(2,675)
Accretion	77,757	-	-	77,757
Utilization	(90,010)	(171,611)	(486,064)	(747,685)
At June 30, 2012	**1,751,971**	**199,869**	**419,170**	**2,371,010**
Comprising:				
Current 2012	600,644	199,869	419,170	1,219,683
Non-current 2012	1,151,327	-	-	1,151,327
	1,751,971	**199,869**	**419,170**	**2,371,010**
Comprising:				
Current 2011	436,966	148,467	450,584	1,036,017
Non-current 2011	1,278,993	-	-	1,278,993
	1,715,959	**148,467**	**450,584**	**2,315,010**
Comprising:				
Current 2010	491,345	93,707	382,522	967,574
Non-current 2010	1,119,332	-	-	1,119,332
	1,610,677	**93,707**	**382,522**	**2,086,906**

Asset Retirement Obligations

In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $1,977,103 in provisions for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the consolidated statement of financial position. The provision has been calculated using a discount rate of 6.9 percent. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

Employee entitlements

Employee entitlements includes the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other

Other provisions mainly represents a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

19. Derivative Financial Liabilities

US$	June 30, 2012	December 31, 2011	December 31, 2010
Gold loan - gold price movements derivative	3,280,000	4,394,000	4,497,000
Gold loan vested warrants - conversion option	52,034	209,181	1,806,149
Convertible notes - conversion option	3,322,698	5,171,272	7,837,083
Convertible notes vested warrants - conversion option	2,688,875	4,188,685	4,059,984
	9,343,607	13,963,138	18,200,216
Current portion	3,280,000	-	-
Non-current portion	6,063,607	13,963,138	18,200,216
Total	**9,343,607**	**13,963,138**	**18,200,216**

Convertible Notes (Unsecured)

Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income (loss).

8 percent redeemable promissory notes (Gold Loan)

The Gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement ("GPPA"). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company's US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, a derivative liability of the Company, has a value of US$3,296,000 at June 30, 2012 (US$4,539,000 as at December 31, 2011; US$4,846,000 as at December 31, 2010). Inputs used when valuing the call option components of the Gold Loan are:

	June 30, 2012	December 31, 2011	December 31, 2010
Gold futures prices	US$1,608 to US$1,614 per ounce	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (call options)	US$1,200 per ounce	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.42 to 0.92 years	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	25% to 30%	30%	18% - 24%
Risk free rate	0.2% to 0.3%	0.1% to 0.2%	0.2% to 0.8%

The put option component of the gold note, a derivative asset of the Company, has a value of US$16,000 at June 30, 2012 (US$145,000 as at December 31, 2011; US$349,000 as at December 31, 2010). Inputs used when valuing the put option components of the Gold Loan are:

	June 30, 2012	December 31, 2011	December 31, 2010
Gold futures prices	US$1,608 to US$1,614 per ounce	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (put options)	US$900 per ounce	US$900 per ounce	US$900 per ounce
Term to maturity	0.42 to 0.92 years	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	30% to 35%	35%	27% - 31%
Risk free rate	0.2% to 0.3%	0.1% to 0.2%	0.2% to 0.8%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company's functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of income/(loss) and comprehensive income/(loss).

20. Interest Bearing Loans and Borrowings

US$	June 30, 2012	December 31, 2011	December 31, 2010
Gold loan	8,445,728	11,353,550	15,408,880
Secured bank loan	3,028,593	-	-
	11,474,321	11,353,550	15,408,880
Current portion	11,474,321	8,558,040	6,429,600
Non-current portion	-	2,795,510	8,979,280
Total	**11,474,321**	**11,353,550**	**15,408,880**

8 percent redeemable promissory notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement consisting of (i) a senior secured redeemable gold delivery promissory note ("Gold Loan") and (ii) common stock purchase warrants. The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation ("Guarantors").

	At June 30, 2012				
	Issued	**Maturity**	**Interest Rate**	**Number of Units**	**Face Value US$**
Gold Loan	June 18, 2010	May 31, 2013	8%	1,314	9,360,000

As at June 30, 2012, the Gold Loan has a face value of US$9,360,000 (December 31, 2011: $13,140,000; December 31, 2010: $19,440,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$12,600,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan's principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the consolidated statement of comprehensive income (loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at June 30, 2012, including the following:

- Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

Secured bank loan

In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to June 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$12,063,626 (Note 10).

21. Convertible Notes

US$	June 30, 2012	December 31, 2011	December 31, 2010
Convertible notes	24,941,680	23,154,693	6,826,376
Current portion	621,092	630,153	390,243
Non-current portion	24,320,588	22,524,540	6,436,133
Total	**24,941,680**	**23,154,693**	**6,826,376**

At June 30, 2012									
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value CAD	Face Value USD	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes[1]	26-Mar-10	26-Mar-14	9%	12,709,942	10,676,355		31.9%	0.42	25,419,893
8% CAD Notes[2]	29-Apr-11	29-Apr-15	8%	150	15,000,000		36.8%	0.50	30,000,000
8% USD Notes[3]	6-May-11	6-May-15	8%	14,600,000		14,600,000	24.5%	0.51	28,627,451

[1] The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

[2] The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

[3] The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at June 30, 2012, including the following:

- Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

22. Trade and Other Payables

US$	June 30, 2012	December 31, 2011	December 31, 2010
Current:			
Trade payables	9,316,329	8,040,276	809,712
Accruals and other payables	5,007,132	7,851,272	7,223,470
Total	**14,323,461**	**15,891,548**	**8,033,182**

23. Other Financial Liabilities

The Company had capital leases for projects related to the Phuoc Son property.

US$	June 30, 2012	December 31, 2011	December 31, 2010
Total minimum lease payment	872,782	354,312	818,946
Less: current position	(872,782)	(354,312)	(818,946)
Total	-	-	-

As all lease payments will be settled within one year, the present value of the lease payments approximates their book value.

24. Capital and Reserves

Common shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	Number of Shares	Amount (US$)
Common shares, January 1, 2010	268,458,779	97,318,003
Common shares issued[1]	54,226,405	14,759,776
Common shares issued[2]	951,703	293,526
Exercise of options	1,181,150	717,201
Common shares issued[3]	37,000,000	16,291,697
Conversion of Notes	3,692,760	1,267,210
Share issue costs[3]	-	(743,557)
Common shares, December 31, 2010	365,510,797	129,903,856

	Number of Shares	Amount (US$)
Common shares, January 1, 2011	365,510,797	129,903,856
Common shares issued[4]	14,000,000	5,787,600
Exercise of options	3,334	2,148
Exercise of warrants	9,921	18,068
Conversion of Notes	1,363,855	497,685
Common Shares Bought Back and Cancelled[5]	(294,000)	(73,022)
Share issue costs[4]	-	(289,380)
Common shares, December 31, 2011	380,593,907	135,846,955

	Number of Shares	Amount (US$)
Common shares, December 31, 2011	380,593,907	135,846,955
Exercise of options	817,458	197,856
Common Shares Bought Back and Cancelled[6]	(2,630,179)	(910,114)
Common shares, June 30, 2012	378,781,186	135,134,697

[1] On January 12, 2010 Olympus and Zedex amalgamated their business and Olympus took control. The amalgamation was effected with a record date of January 19, 2010, at that time Zedex shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex. The consideration for the amalgamation was valued at $15,206,478 which was settled by way of shares. This resulted in 54,226,405 new common shares in Olympus being issued and 65,551,043 common shares which were formerly held by Zedex being redistributed to former Zedex shareholders. The shares were issued on January 25, 2010.

[2] The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

[3] The Company issued 37,000,000 common shares at A$0.45 per share, for gross proceeds of 16,291,697 and net proceeds of $15,548,141. Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

[4] In March 2011 the Company completed a non-brokered private placement of 14,000,000 shares at a price of A$0.40 per share, for gross proceeds of $5,787,600 and net proceeds of $5,498,220. Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

[5] In December 2011 the Company bought back 294,000 shares on market at an average price of USD$0.25 per share and cancelled them.

[6] In 2012 the Company bought back 2,630,179 shares on market at an average price of USD$0.35 per share and cancelled them.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the "Normal Course Issuer Bid") and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the "Buy-Back Program").

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10 percent of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25 percent of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with "block" purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

Stock options

Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	June 30, 2012		December 31, 2011		December 31, 2010	
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	35,278,977	0.54	31,084,998	0.52	18,212,496	0.50
Granted	14,737,960	0.42	6,235,733	0.62	18,395,716	0.50
Exercised	(1,092,960)	0.12	(3,334)	0.45	(4,072,798)	0.32
Cancelled/ Expired	(11,041,221)	0.66	(2,038,420)	0.49	(1,450,416)	0.51
Outstanding, end of the period	37,882,756	0.47	35,278,977	0.54	31,084,998	0.52
Options exercisable at the end of the period	24,433,130	0.50	30,858,452	0.54	23,701,997	0.53

The following table summarizes information about the stock options outstanding as at June 30, 2012.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices $CAD	Number Outstanding As at June 30, 2012	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at June 30, 2012	Weighted Average Exercise Price $CAD
0.12	297,654	1.51	0.12	297,654	0.12
0.20 - 0.29	1,875,000	4.97	0.26	-	-
0.30 - 0.39	4,470,000	4.76	0.33	-	-
0.40 - 0.49	14,202,184	2.90	0.41	13,993,851	0.41
0.50 - 0.59	9,908,229	4.38	0.52	3,095,269	0.53
0.60 – 0.69	3,950,000	1.77	0.61	3,916,667	0.61
0.70 – 0.79	2,763,022	3.63	0.72	2,713,022	0.72
0.80 – 0.89	416,667	1.25	0.80	416,667	0.80
	37,882,756		**0.47**	**24,433,130**	**0.50**

During the six-month period ended June 30, 2012, 14,737,960 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $2,465,107. These options have various exercise prices of between CAD$0.26 and CAD$0.52. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date. 1,425,000 of the options vest within three months, the remaining 13,137,960 outstanding options vest after 12 months from the grant date and 175,000 options were cancelled subsequent to the period end.

Warrants

The following table shows movements in number of warrants of the Company for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	June 30, 2012		December 31, 2011		December 31, 2010	
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	39,508,908	0.86	20,278,076	0.74	-	-
Granted – Vested Warrants[1]	-	-	-	-	15,178,559	$0.50
Granted – Broker Warrants	-	-	-	-	2,428,571	$0.50
Granted – Agent Warrants	-	-	-	-	2,668,750	$0.60
Granted – Gold Loan Warrants[2]	-	-	-	-	2,196	$2082
Granted – Agent Warrants	-	-	4,690,196	0.55	-	-
Granted – Vested Warrants[3]	-	-	150	55,000	-	-
Granted – Vested Warrants[4]	-	-	14,600,000	0.55	-	-
Exercised	-	-	(59,514)	0.50	-	-
Outstanding, end of the period	**39,508,908**	**0.86**	**39,508,908**	**0.86**	**20,278,076**	**$0.74**

1. In 2010 the Company issued a further 15,178,559 vesting warrants which only vest in the event of early redemption of the 9% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.
2. Gold Loan warrants were issued in June 2010. Each Gold Loan warrant entitles the holder to purchase 3,470 common shares at an exercise price of CAD$0.60 each. The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.
3. In April 2011 the Company issued a further 150 vesting warrants, which only vest in the event of early redemption of the 8% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.
4. In May 2011 the Company issued a further 14,600,000 vesting warrants, which only vest in the event of early redemption of the 8% USD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

Consolidated Changes in Equity - Other Reserves

The changes in equity-other reserves for the six-month period ended June 30, 2012 is as follows:

US$	Other reserves	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Total
Balance at January 1, 2010	(93,627)	-	(2,513,078)	7,032,113	-	4,425,408
Options granted and vested	-	-	-	2,323,275	-	2,323,275
Options exercised	-	-	-	(654,896)	-	(654,896)
Warrants granted and vested	-	521,561	-	-	-	521,561
Investment in subsidiary	-	-	-	-	(10,106,702)	(10,106,702)
Balance at December 31, 2010	(93,627)	521,561	(2,513,078)	8,700,492	(10,106,702)	(3,491,354)
Options granted and vested	-	-	-	3,063,380	-	3,063,380
Options exercised	-	-	-	(661)	-	(661)
Warrants granted and vested	-	896,484	-		-	896,484
Investment in subsidiary	-	-	-		(4,927,389)	(4,927,389)
Balance at December 31, 2011	(93,627)	1,418,045	(2,513,078)	11,763,211	(15,034,091)	(4,459,540)
Options granted and vested	-	-	-	1,462,067	-	1,462,067
Options exercised	-	-	-	(173,808)	-	(173,808)
Warrants granted and vested	-	-	-	-	-	-
Investment in subsidiary	-	-	-	-	(2,467,609)	(2,467,609)
Balance at June 30, 2012	**(93,627)**	**1,418,045**	**(2,513,078)**	**13,051,470**	**(17,501,700)**	**(5,638,890)**

Other reserves

This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants

This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.

Foreign currency translation

This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity based compensation reserve

This reserve records the movements in equity based compensation.

Investment premium reserve

This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

25. Employee Entitlements

Share based payments

Equity settled share based payments are valued at grant date using a Black Scholes model.

Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The total share compensation expense recognized for stock options during the six-month period ended June 30, 2012 is $1,462,071 (twelve-month period ended December 31, 2011 - $1,277,892; twelve-month period ended December 31, 2010 - $1,876,574).

During the six-month period ended June 30, 2012, 14,737,960 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $2,465,107 (refer to note 24 for further information).

Deferred share units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as deferred share units ("DSUs") whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change. Total DSUs granted as at June 30, 2012 were 237,357 units. No DSUs were granted during the six-month period ended June 30, 2012, 237,357 units were paid out during the same period and 237,357 were due to be paid out at June 30, 2012. Liabilities related to this plan are recorded in accrued liabilities and totaled $57,885 as at June 30, 2012 (as at December 31, 2011 - $188,491; as at December 31, 2010 - $384,556). Compensation expense related to this plan for the six-month period ended June 30, 2012 was $36,064 (income for the year ended December 31, 2011 - $196,065; income for the year ended December 31, 2010 - $181,296).

26. Related Party Disclosures

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:

		% equity interest held as at	
Name	**Country of incorporation**	**June 30, 2012**	**December 31, 2011**
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	100
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Management fees and salary	715,046	3,023,077	1,307,518
Share based compensation	957,243	924,409	1,281,203
Total compensation of key management	**1,672,289**	**3,947,486**	**2,588,721**

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses

Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust associated with John Seton in 2012 and 2011 and K&K Management GmbH associated with Klaus Leiders in 2012.

Directors' interest in the stock option plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of options outstanding		
Issue Date	**Expiry Date**	**Exercise Price CAD$**	**June 30, 2012**	**December 31, 2011**	**December 31, 2010**
Mar-07	Mar-12	0.65	-	850,000	850,000
Mar-07	Mar-12	0.75	-	4,000,000	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	722,872	722,872
Jan-10	Dec-14	0.40	2,073,618	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	-	166,667	166,667
Feb-10	Jun-12	0.5742	-	625,000	625,000
Jun-10	Apr-15	0.42	2,250,000	3,000,000	3,000,000
Jun-10	Apr-15	0.60	2,250,000	3,000,000	3,000,000
Sep-10	Dec-14	0.45	-	997,252	997,252
Jan-11	Dec-15	0.72	1,068,378	1,737,723	
Aug-11	Aug-16	0.515	-	254,213	
Sep-11	Sep-16	0.532	751,599	1,372,205	
Jan-12	Jan-17	0.420	1,250,000		
Feb-12	Feb-17	0.520	3,472,872		
Mar-12	Mar-17	0.330	3,015,000		
May-12	May-13	0.320	150,000		
Total			**18,090,467**	**21,608,550**	**18,244,409**

Directors' interest in the deferred share units plan

Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units ("DSUs") whose value is based on the market value of the common shares.

	Units			Value of units outstanding (US$)		
Award Date	June 30, 2012	Dec 31, 2011	Dec 31, 2010	June 30, 2012	Dec 31, 2011	Dec 31, 2010
14/05/2008	116,667	350,000	350,000	28,452	92,648	189,019
14/05/2009	120,690	362,070	362,070	29,433	95,843	195,537
Total of deferred share units outstanding	237,357	712,070	712,070	57,885	188,491	384,556

27. Commitments and Contingencies

	As at June 30, 2012					
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	872,782	872,782				
Operating leases	985,865	818,211	61,937	61,937	43,780	
Purchase obligations - supplies & services	2,805,010	2,754,215	50,795			
Purchase obligations - capital	1,719,095	1,719,095				
Asset retirement obligations	1,751,972	600,645	424,276	134,905	88,482	503,664
Total	8,134,724	6,764,948	537,008	196,842	132,262	503,664

In the normal course of business, the Company is subject to various legal claims. Provisions are recorded where claims are likely and estimable.

28. Financial Instruments

The Company's activities expose it to a variety of financial risks; credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company. Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk

The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company's market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the six-month period ended June 30, 2012 the Company sold gold at the weighted average price of US$1,668 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company's net income by approximately $2,071,100 in the six-month period.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013. The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement. Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 19.

Foreign exchange risk

The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also in US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar, Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the parent Company in Canada. The balance sheet of the Parent Company includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars. The Parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income (loss).

At present, the Company does not hedge foreign currency transaction or translation exposures.

The currency sensitivity analysis is based on the following assumptions:

- differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group's presentation currency, US$, are not taken into consideration;
- the major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at June 30, 2012. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 5 percent against all currencies significant to the Group, the impact would have been:

Local currency to the USD	Closing exchange rate June 30, 2012	Effect on net earnings of a 5% change 2012 (6 months)	Effect on equity of a 5% change 2012 (6 months)
US$: VND	20,829	(330,198)	(330,198)
US$: CAD	1.0251	(1,036,680)	(1,036,680)
Total		**(1,366,878)**	**(1,366,878)**

Local currency to the USD	Closing exchange rate December 31, 2011	Effect on net earnings of a 5% change 2011	Effect on equity of a 5% change 2011
US$: VND	20,829	(71,745)	(71,745)
US$: CAD	1.0200	(1,079,690)	(1,079,690)
Total		**(1,151,435)**	**(1,151,435)**

Local currency to the USD	Closing exchange rate December 31, 2010	Effect on net earnings of a 5% change 2010	Effect on equity of a 5% change 2010
US$: VND	18,932	382,738	382,738
US$: CAD	1.0000	(835,729)	(835,729)
Total		**(452,991)**	**(452,991)**

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 2 valuation techniques in all years.

There have been no transfers between fair value levels during the reporting period.

Interest rate risk

As at June 30, 2012, the Company holds Convertible Note liabilities that attract interest at fixed rates of 8 percent and 9 percent (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8 percent per annum (refer notes 19 and 20). There is no risk of the interest rate increasing for these convertible notes and the gold loan as the rates are fixed.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

Credit risk exposure is mitigated because the Company can sell the gold it produces on many different markets and payment is typically received within two weeks of shipment. The Company's receivables are all current.

Liquidity risk

Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2012, the Company was holding cash and cash equivalents of $3,397,728 (December 31, 2011 - $8,730,248; December 31, 2010: $4,105,325). A table of commitments and contractual obligations of the Company are presented in note 27.

Principal repayments on debt are due as follows:

US$	**Repayments during the year ended June 30,**			
	2013	**2014**	**2015**	**Total**
Convertible notes-CAD 9%		10,414,784		10,414,784
Convertible notes-CAD 8%			14,632,500	14,632,500
Convertible notes-USD 8%			14,600,000	14,600,000
Gold loan	9,360,000			9,360,000
Total	**9, 360,000**	**10,414,784**	**29,232,500**	**49,007,284**

Capital management

The objective of the Group's capital management is to safeguard the entity's ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

In the period, the Company has raised cash by issuing equity instruments.

The Company's capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry. The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control. The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets. To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:

- maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
- preparing detailed budgets, by project, that are approved by the Board of Directors (the "Board") for development, exploration, acquisition and corporate costs;
- routine internal reporting and Board meetings to review actual versus budgeted spending; and
- detailed project financial analysis to determine new funding requirements.

As at June 30, 2012, the Company has convertible debt and gold loan debt totalling $36,416,001 (December 31, 2011: $34,508,243; December 31, 2010: $22,235,256) and a cash balance of $3,397,728 (December 31, 2011: $8,730,248; December 31, 2010: $4,105,325).

Total managed capital as at June 30, 2012 was $105,633,287 (December 31, 2011: $125,135,353; December 31, 2010: $101,601,187). The Company has no obligation to pay dividends on share capital.

US$	June 30, 2012	December 31, 2011	December 31, 2010
Current			
Interest-bearing loans and borrowings	11,474,321	8,558,040	6,429,600
Convertible notes	621,092	630,153	390,243
Trade and other payables	14,323,461	15,891,548	8,033,182
Derivative financial liabilities	3,280,000	-	-
Non-Current			
Interest-bearing loans and borrowings	-	2,795,510	8,979,280
Convertible notes	24,320,588	22,524,540	6,436,133
Derivative financial liabilities	6,063,607	13,963,138	18,200,216
Less:			
Cash	(3,397,728)	(8,730,248)	(4,105,325)
Trade and other receivables	(1,614,115)	(2,022,122)	(7,989,736)
Net Debt	55,071,226	53,610,559	36,373,593
Equity	50,562,061	71,524,794	65,227,594
Capital and Net Debt	**105,633,287**	**125,135,353**	**101,601,187**

29. Income Taxes

The significant components of income tax expense for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010 are:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Income tax expense			
Current tax:			
Based on taxable income for the current year	564	3,810	2,237
Withholding tax on interest	141	124	18
Prior year adjustment	-	34	-
Total current taxation charge for the year	705	3,968	2,255
Deferred tax:			
Origination and reversal of temporary differences	694	213	(620)
Total deferred tax charge/(credit) for the year	694	213	(620)
Total tax expense	1,399	4,181	1,635

A reconciliation between tax expense and the product of accounting profit multiplied by Olympus Pacific Mineral's domestic tax rate for the years ended June 30, 2012, December 31, 2011 and December 31, 2010 are as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Income (loss) before income tax	(16,928)	5,825	(11,138)
Expected tax charge at the weighted average statutory income tax rate 16%	(2,735)	2,958	(3,415)
Non-deductible/(assessable) items	756	(384)	2,211
Benefit of current year loss not recognized	3,149	1,459	3,281
Foreign exchange adjustments	-	(65)	160
Deferred tax on foreign exchange related to non-monetary assets	88	213	(620)
Withholding taxes	141	-	18
Tax expense at an effective income tax rate	**1,399**	**4,181**	**1,635**

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The weighted average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.

The change in the average statutory income tax rate is mainly due to the variation in the weight of subsidiaries' profits.

Recognition of deferred tax assets

Deferred tax assets for the carry-forward of unused tax losses and unused tax credits are only recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

Unrecognized tax losses/unrecognized deductible temporary differences

The Group has unrecognized deferred tax assets in relation to tax losses that are available to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in entities for which it is not probable that there will be taxable profits in the future. The tax losses for Canada are $47,256,000 which will expire between 10 to 20 years. The tax losses for Vietnam are $19,540,000 which will expire between one to five years.

The following tax benefits related to deductible temporary differences have not been recognized:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Non-capital loss	66,831	42,021	34,934
Net capital losses	1,681	1,267	165
Share Issuance costs	1,629	1,936	2,398
Derivative Liability	4,672	6,982	9,100
Property, Plant &Equipment	-	119	216
Mineral Properties	2,430	5,310	2,001
Total	77,243	57,635	48,814

Deferred Tax

The deferred tax assets/(liabilities) included on the face of the balance sheet are as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010	Tax Exp 2012	Tax Exp 2011	Tax Exp 2010
Deferred tax assets						
Mineral Properties	-	-	254	-	254	329
Property, Plant & Equipment	-	121	-	121	(121)	-
Non Capital Losses	15	-	-	(15)	-	(254)
Total	**15**	**121**	**254**	**106**	**133**	**75**
Deferred tax liabilities						
Mineral Properties	(6,743)	(6,695)	(6,590)	88	334	(620)
Property, Plant & Equipment	(500)	-	(254)	500	(254)	(75)
Total	**(7,243)**	**(6,695)**	**(6,844)**	**588**	**80**	**(695)**

Reflected in the consolidated statement of financial position as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Deferred tax asset	-	121	-
Deferred tax liabilities	(7,228)	(6,695)	(6,590)
Deferred tax liabilities, net	(7,228)	(6,574)	(6,590)

Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

30. Unaudited financial information

Unaudited condensed, comparative and consolidated financial information of the Group's for the six-month period ended June 30, 2011.

US$	For the six-month period ended June 30, 2011
Revenues	6,749,680
Income (Loss) before income taxes	(800,695)
Income (Recovery) taxes	(7,981)
Income after taxes	(792,714)

Earnings/(loss) per share attributable to equity holders	
Basic	(0.002)
Diluted	(0.002)

END OF NOTES TO FINANCIAL STATEMENTS



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Gold Processing Plant – Phuoc Son, Vietnam



Exploration Drilling - Bau Gold Field, Malaysia

Olympus Pacific Minerals

DIRECTORS

David A. Seton
Leslie G. Robinson
N. Jon Morda
Kevin M. Tomlinson

OFFICERS

David A. Seton
Executive Chairman

John A. G. Seton
Chief Executive Officer

S. Jane Bell
Chief Financial Officer

Charles A. F. Barclay
Chief Technical Officer

Peter Tiedemann
Chief Information Officer

Paul F. Seton
Chief Commercial Officer

Darin M. Lee
Chief Operating Officer

James W. Hamilton
VP Investor Relations

Jeffrey D. Klam
General Counsel & Corporate Secretary

LEGAL COUNSEL

Gilbert & Tobin
1202 Hay Street, West Perth WA 6005
PO Box 454, West Perth WA 6872
Tel: 61 8 9322 7644
Fax: 61 8 9322 1506

Claymore Partners Limited
Level 2, Claymore House
63 Fort Street, Auckland
New Zealand
Tel: 64 9 379 3163
Fax: 64 9 379 3164

AUDITORS

Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7

Telephone: 416 864 1234
Facsimile: 416 864 1174

CORPORATE OFFICE

Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@olympuspacific.com

TRANSFER AGENT

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Inquiries relating to shareholdings should be directed to the Transfer Agent.

Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia

Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange: OYM
Australian Securities Exchange: OYM
OTCQX : OLYMF
Frankfurt Stock Exchange: OP6

info@olympuspacific.com
www.olympuspacific.com



Gold Processing Plant - Phuoc Son Property, Vietnam


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Clean Water Project - Phuoc Son, Vietnam



Inspection Tour - Phuoc Son Property, Vietnam


Underground Mine
Phuoc Son Property, Vietnam



Olympus Pacific Minerals Inc.

Suite 500, 10 King Street East
Toronto, Ontario, Canada M5C 1C3

www.olympuspacific.com

Tel (North America) 416.572.2525
Fax (North America) 416.572.4202
Toll-Free (North America) 1.888.902.5522
Toll-Free (Austrialia) 1.800.308.602